    As filed with the Securities and Exchange Commission on April 28, 2004
                           Registration No. 333-113209

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON , DC 20549

                    AMENDMENT No. 2 TO FORM S-3 ON FORM SB-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933



                                 PACIFICNET INC.
                                 ---------------
                 (Name of Small Business Issuer in its Charter)



                 DELAWARE                                 92-2118007
     -------------------------------                 -------------------
     (State or Other Jurisdiction of                   (I.R.S. Employer
      Incorporation or Organization)                 Identification No.)



                           UNIT 2710, HONG KONG PLAZA
                             188 CONNAUGHT ROAD WEST
                                    HONG KONG
                                011-852-2876-2900
                        --------------------------------
                        (Address and Telephone Number of
                          Principal Executive Offices)


                 TONY TONG, CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 PACIFICNET INC.
                           UNIT 2710, HONG KONG PLAZA
                             188 CONNAUGHT ROAD WEST
                                    HONG KONG
                                011-852-2876-2900
                        --------------------------------
                       (Name, Address and Telephone Number
                              of Agent for Service)

                        Copies of all communications to:
                           Mitchell S. Nussbaum, Esq.
                                Loeb & Loeb, LLP
                                 345 Park Avenue
                               New York, NY 10154
             Telephone: (212) 407-4159 Facsimile No. (212) 407-4990

Approximate Date of Proposed Sale to the Public: As soon as possible after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED APRIL __, 2004


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   PROSPECTUS

                                 PACIFICNET INC.
                         771,605 Shares of Common Stock

         This prospectus relates to the resale of up to 771,605 shares of our common stock being offered by the selling stockholders. Of the shares covered by this prospectus, 617,285 shares have been issued to the selling stockholders and 154,320 shares are issuable upon the exercise of warrants by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. Assuming that all of the warrants held by the selling stockholders are exercised, we will realize proceeds of approximately $1,103,400.

         Our shares of common stock are traded on The Nasdaq Small Cap Market under the symbol "PACT." On April 16, 2004, the closing price of our common stock was $4.35.

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is [_____], 2004.

                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE
                                                                            ----
SUMMARY....................................................................... 2

FORWARD LOOKING STATEMENTS.................................................... 3

RISK FACTORS.................................................................. 4

USE OF PROCEEDS............................................................... 8

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS...................... 8

MANAGEMENT'S DISCUSSION AND ANALYSIS  OR PLAN OF OPERATION.................... 9

DESCRIPTION OF BUSINESS.......................................................13

RECENT DEVELOPMENTS...........................................................18

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..................19

EXECUTIVE COMPENSATION........................................................22

SECURITY OWNERSHIP OF CERTAIN  BENEFICIAL OWNERS AND MANAGEMENT...............24

SELLING STOCKHOLDERS..........................................................25

DESCRIPTION OF SECURITIES.....................................................26

PLAN OF DISTRIBUTION..........................................................27

FINANCIAL STATEMENTS..........................................................30

INDEMNIFICATION OF OFFICERS AND DIRECTORS.....................................54

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION...................................54

RECENT SALES OF UNREGISTERED SECURITIES.......................................55

EXHIBITS......................................................................56

UNDERTAKINGS..................................................................57

                                     SUMMARY

         We were incorporated in Delaware in 1999. Through our subsidiaries, we invest in, operate and provide value-added telecom services (VAS) in greater China, which includes the People's Republic of China, or mainland China, Hong Kong, Macau and Taiwan. Our VAS include operating call centers, providing telemarketing services, customer relationship management (CRM) services, interactive voice response (IVR) systems, short messaging services (SMS), multimedia messaging services (MMS), voice over internet protocol (VoIP) services, mobile applications and calling cards. In addition, we sell and distribute telecom services. We intend to continue to grow our business by acquiring and managing growing technology and network communications businesses with established products and customers in Asia. Our goal is to take a leading role in providing information technology services and network communications, which are rapidly expanding business sectors in Asia. Our clients include leading telecom operators, banks, insurance, travel and marketing services companies and telecom consumers in greater China, such as China Telecom (NYSE:
CHA), China Mobile (NYSE: CHL), China Unicom (NYSE: CHU), PCCW (NYSE: PCW), Hutchison Telecom, Sunday (Nasdaq: SDAY), Sony, Swire Travel and The Hong Kong Housing Authority.

SERVICES

         We provide various services for our customers. Such services include:

                  CUSTOMER RELATIONSHIP MANAGEMENT. We provide both outsourcing and consulting experience in call center operations and management.

                  VOICE AND IP RELATED SERVICES. We provide system integration experience in voice and IP related products in the value-added industry and plan to expand to more data-oriented services for mobile users. For example, we provide telecommunications services that can be transmitted over the Internet, which help users avoid the toll charged by long distance carriers.

                  CONSULTING SERVICES. We provide a range of consulting services based on our client's needs. A primary focus of these services includes consulting with clients that are establishing online e-business environments. For clients who require our services in this area we assist in identifying specific content, user-friendly interface, overall web themes and designs, target user groups, web advertising and integrated online solutions.

                  TRAINING SERVICES. We offer comprehensive operational and managerial training programs for call center management professionals at all levels.


EXECUTIVE OFFICES

         Our corporate headquarters and development center is located at Unit 2710, Hong Kong Plaza, 188 Connaught Road West, Hong Kong. The telephone number at our corporate headquarters in Hong Kong is 011-852-2876-2900. We also have a corporate office in the United States located at 860 Blue Gentian Road, Suite 360, Eagan, MN 55121. The telephone number at our corporate office in the United States is 1-651-209-3100.

                           FORWARD-LOOKING STATEMENTS

         Statements in this prospectus that are not descriptions of historical facts are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking terminology such as "may," "expects," "believes," "anticipates," "intends," "expects," "projects," or similar terms, variations of such terms or the negative of such terms. Forward-looking statements are based on management's current expectations. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth under "Risk Factors."

                                  RISK FACTORS

         Investing in our securities involves a great deal of risk. You should carefully consider the following factors as well as other information included or incorporated by reference in this prospectus before deciding to purchase our common stock.

         THE FOLLOWING MATTERS, AMONG OTHERS, MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY. We were founded and commenced operations in July 1999. Our operating history may be insufficient for you to evaluate our business and future prospects.

WE HAVE A HISTORY OF LOSSES AND MAY NEVER BE PROFITABLE. As of December 31, 2003, we had incurred losses aggregating $29,850,000. To date, our working capital has primarily been generated through financing activities consisting of the sale of shares of our common stock. If we are not successful in executing our business plan, we may never generate revenues or achieve profitability.

OUR GROWTH STRATEGY MAY NOT BE SUCCESSFUL. Our growth strategy is to attempt to acquire companies and identify and acquire assets and technologies from businesses in greater China that have services, products, technologies, industry specializations or geographic coverage that extend or complement our existing business. We may be unable to successfully identify, acquire on favorable terms or integrate such companies. Furthermore, any acquisitions we pursue may be subject to approval by the relevant Chinese government authorities, which approval we may not obtain. As part of our growth strategy we may also pursue opportunities to undertake strategic alliances in the form of joint ventures, which involve many of the same risks as acquisitions.

THE ACQUISITION OF NEW BUSINESSES IS COSTLY AND SUCH ACQUISITIONS MAY NOT ENHANCE OUR FINANCIAL CONDITION. The resources expended in identifying and consummating acquisition and joint ventures may be significant. We recently acquired controlling interests in Epro Telecom Holdings Limited (Epro), Beijing Linkhead Technologies Co., Ltd. (Linkhead) and Guangzhou YueShen TaiYang Technology Limited (YueShen). We expect these acquisitions to strengthen our position as a provider of outsourced call center, telemarketing, CRM and VAS. However, we may not achieve the anticipated benefits of these acquisitions.

WE MAY FACE DIFFICULTIES AND BE UNSUCCESSFUL IN INTEGRATING NEW BUSINESSES. Any future acquisitions will be subject to a number of challenges in integrating new operations into our existing operations, including:

         o        the diversion of management time and resources;

         o the difficulty of assimilating the operations and personnel of the acquired companies;

         o        the potential disruption of our ongoing business;

         o the difficulty of incorporating acquired technology and rights into our products and services;

         o        unanticipated expenses related to technology integration;

         o difficulties in maintaining uniform standards, controls, procedures and policies;

         o the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

         o potential unknown liabilities associated with acquired business.

OUR CUSTOMERS ARE CONCENTRATED IN A LIMITED NUMBER OF INDUSTRIES. Our clients are concentrated primarily in the telecommunications, telemarketing and technology industries, and to a lesser extent, the insurance and financial services industries, where the current trend is to outsource certain customer care services. Our ability to generate revenue depends on the demand for our services in these industries. An economic downturn, or a slowdown or reversal of the trend in any of these industries could have a material adverse effect on our business, results of operations or financial condition.

THE MARKET IN WHICH WE COMPETE IS HIGHLY COMPETITIVE AND FRAGMENTED. We expect competition to persist and intensify in the future. Our competitors are mainly leaders in the CRM services market, such as PCCW Teleservices (Hong Kong) Limited, China Motion Telecom International Limited and TeleTech (Hong Kong) Limited. Our competitors also include small firms offering specific applications, divisions of large entities and other large independent firms. A number of competitors have or may develop greater capabilities and resources than ours. We also face the risk that new competitors with greater resources than ours will enter our market. Furthermore, increasing competition in CRM and VAS services in greater China has led to a reduction in the telecommunication services fee. Such profit margin decreases could adversely affect the Company's profitability. Competitive pressures from current or future competitors could cause our services to lose market acceptance or require a significant reduction in the price of our services.

WE DO NOT HAVE AN INTERNAL MARKETING TEAM. To generate new customers, we rely on referrals from customers who were introduced to us by our executive management and business unit leaders. Our management team is primarily responsible for managing our day to day business operations and may unable to devote significant time to marketing our business to potential new customers. Without a dedicated marketing team we may be unable to generate new customers.

KEY EMPLOYEES ARE ESSENTIAL TO BUILDING OUR CUSTOMER RELATIONSHIPS. We are highly dependent on key employees. Tony Tong, our Chairman and Chief Executive Officer and Victor Tong, our President, are essential to our ability to establish and maintain relationships with our customers. Competition in our industry for executive-level personnel is strong and we can make no assurance that we will be able to hire, motivate and retain highly effective executive employees.

OUR OPERATIONS COULD BE CURTAILED IF WE ARE UNABLE TO OBTAIN REQUIRED ADDITIONAL FINANCING. Since inception, our investments and operations have been financed through sales of our common stock. We currently have an available bank line of $110,000 out of a total credit line of $1,309,000. As of December 31, 2003, we had $3,823,000 in cash and cash equivalents. Subsequent to December 31, 2003, we completed a private placement of our common stock in which we received approximately $3,000,000 of gross proceeds. In the future, we may need to raise additional funds through public or private financing, which may include the sale of equity securities. The issuance of these equity securities could result in dilution to our stockholders. If we are unable to raise capital when needed, our business growth strategy may slow, which could severely limit our ability to generate revenue.

THE ESTABLISHMENT AND EXPANSION OF INTERNATIONAL OPERATIONS REQUIRES SIGNIFICANT MANAGEMENT ATTENTION. All of our current, as well as any anticipated future revenues, are or are expected to be derived from Asia. Our international operations are subject to risks, including the following, which, if not planned and managed properly, could materially adversely affect our business, financial condition and operating results:

         o language barriers and other difficulties in staffing and managing foreign operations;

         o legal uncertainties or unanticipated changes regarding regulatory requirements, liability, export and import restrictions, tariffs and other trade barriers;

         o longer customer payment cycles and greater difficulties in collecting accounts receivable;

         o uncertainties of laws and enforcement relating to the protection of intellectual property;

         o        seasonal reductions in business activity; and

         o        potentially uncertain or adverse tax consequences.

FLUCTUATIONS IN THE VALUE OF THE HONG KONG DOLLAR OR RMB RELATIVE TO FOREIGN CURRENCIES COULD AFFECT OUR OPERATING RESULTS. We have historically conducted transactions with customers outside the United States in United States dollars. Payroll and other costs of foreign operations are payable in foreign currencies, primarily Hong Kong dollars and Chinese Renminbi. To the extent future revenue is denominated in foreign currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, financial condition and operating results. To date, we have not engaged in any hedging transactions in connection with our international operations.

RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA

THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH DOING BUSINESS IN GREATER CHINA, AS SET FORTH IN THE FOLLOWING RISK FACTORS.

OUR OPERATIONS AND ASSETS IN GREATER CHINA ARE SUBJECT TO SIGNIFICANT POLITICAL AND ECONOMIC UNCERTAINTIES. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition. Under its current leadership, the Chinese government has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the Chinese government will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice.

WE ARE REQUIRED TO OBTAIN LICENSES TO EXPAND OUR BUSINESS INTO MAINLAND CHINA. Our activities must be reviewed and approved by various national and local agencies of the Chinese government before they will issue business licenses to us. There can be no assurance that the current Chinese government, or successors, will continue to approve and renew our licenses. If we are unable to obtain licenses or renewals we will not be able to continue our business operations in mainland China which would have a material adverse effect on our business, financial condition and results of operations.

WE MAY HAVE LIMITED LEGAL RECOURSE UNDER CHINESE LAW IF DISPUTES ARISE UNDER OUR CONTRACTS WITH THIRD PARTIES. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. If our new business ventures are unsuccessful, or other adverse circumstances arise from these transactions, we face the risk that the parties to these ventures may seek ways to terminate the transactions, or, may hinder or prevent us from accessing important information regarding the financial and business operations of these companies. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance, or to seek an injunction under Chinese law, in either of these cases, are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE IMPLEMENTED SAFEGUARDS IN ORDER TO COMPLY WITH THE FOREIGN CORRUPT PRACTICES ACT. We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. We have attempted to implement safeguards to prevent and discourage such practices by our employees and agents. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

RISKS RELATED TO OUR TECHNOLOGY AND EQUIPMENT

WE MAY SUFFER LOSSES IF OUR OPERATIONS ARE INTERRUPTED. Our operations depend on our ability to protect our call centers, data centers, computer and telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption or failure, hacker attacks, natural disaster and other similar events. In the event we experience a temporary or permanent interruption at one or more of our call centers, through casualty, operating malfunction or otherwise, our business could be materially adversely affected and we may be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts with us. While we maintain certain property and business interruption insurance, such insurance may not adequately compensate us for all losses that we may incur.

WE MUST RESPOND QUICKLY AND EFFECTIVELY TO NEW TECHNOLOGICAL DEVELOPMENTS. Our business is highly dependent on our computer and telecommunications equipment and software systems. Our failure to maintain the superiority of our technological capabilities or to respond effectively to technological changes could adversely effect our business, results of operations or financial condition. Our future success also depends on our ability to enhance existing services and introduce new services or products to respond to changing technological developments. If we are unable to successfully develop and bring to market new services or products in a timely manner, our competitors' technologies or services may render our products or services noncompetitive or obsolete.

RISKS SPECIFIC TO THIS OFFERING

THE PRICE OF OUR STOCK HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO DO SO. Our stock price has fluctuated dramatically. There is a significant risk that the market price of the common stock will decrease in the future in response to any of the following factors, some of which are beyond our control:

         o        variations in our quarterly operating results;

         o announcements that our revenue or income are below analysts' expectations;

         o        general economic slowdowns;

         o        changes in market valuations of similar companies;

         o        sales of large blocks of our common stock;

         o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

         o fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of internationally-based companies.

The price in this offering will fluctuate based on the prevailing market price of our common stock on The Nasdaq Small Cap Market. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

YOU MAY SUFFER DILUTION UPON THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS. As of December 31, 2003, we had stock options outstanding to purchase 925,600 shares of common stock and warrants to purchase 800,000 shares of common stock, some of which have exercise prices at or below the price of our shares of common stock on the public market. To the extent such options or warrants are exercised, there will be further dilution. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. Assuming that all of the warrants held by selling stockholders are exercised, we will realize proceeds of approximately $1,103,400. We would use these funds for general corporate purposes.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our common stock is listed on The Nasdaq SmallCap Market under the symbol "PACT". The following table sets forth the range of high and low bid prices reported by Nasdaq in each fiscal quarter from January 1, 2002 to December 31, 2003. We have adjusted the high and low bid prices reported by Nasdaq to give effect to the 5-for-1 reverse split on January 6, 2003. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                      High             Low
                                                      ----             ---
FISCAL 2002
Quarter Ended March 31, 2002                          $1.50           $0.85
Quarter Ended June 30, 2002                           $2.25           $0.70
Quarter Ended September 30, 2002                      $1.05           $0.40
Quarter Ended December 31, 2002                       $1.95           $0.50

FISCAL 2003
Quarter Ended March 31, 2003                          $3.65           $0.30
Quarter Ended June 30, 2003                           $3.09           $2.30
Quarter Ended September 30, 2003                     $10.29           $2.18
Quarter Ended December 31, 2003                       $6.41           $4.10

FISCAL 2004
Quarter Ended March 31, 2004                          $7.00           $4.98
April 1, 2004 through April 16, 2004*                 $5.65           $4.33

* Reflects partial period

         As of April 16, 2004, there were approximately 3,000 record holders of the common stock. We have not paid any cash dividends on our common stock, and we currently intend to retain any future earnings to fund the development and growth of our business.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

FORWARD-LOOKING STATEMENTS. This registration statement contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Description of Business," including the "Risk Factors" described in that section, and "Management's Discussion and Analysis or Plan of Operation." Our actual results may differ materially from results anticipated in these forward-looking statements.

CRITICAL ACCOUNTING POLICIES. Our discussion and analysis or plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect the most significant estimates and assumptions used in the preparation of its consolidated financial statements.

RESEARCH AND DEVELOPMENT
We evaluate research and development costs to identify any research and development activities that could be objectively measured and recognized as an asset for accounting purposes at the time they are acquired or at the time they have developed future economic benefits. Some costs and expenses are recognized as costs and expenses incurred during the period, provided that (a) there are no discernible future benefits, (b) costs recorded as assets in prior periods no longer provide discernible benefits, and (c) allocating costs either on the basis of association with revenue or among several accounting periods is considered to serve no useful purposes.

VALUATION OF LONG-LIVED ASSETS INCLUDING GOODWILL AND PURCHASED INTANGIBLE
ASSETS
We review property, plant and equipment, goodwill and purchased intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Our asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. This approach uses our estimates of future market growth, forecasted revenue and costs, expected periods the assets will be utilized and appropriate discount rates. Such evaluations of impairment of long-lived assets including goodwill arising on a business combination and purchased intangible assets are an integral part of, but not limited to, our strategic reviews of our business and operations performed in conjunction with restructuring actions. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Deterioration of our business in a geographic region or within a business segment in the future could also lead to impairment adjustments as such issues are identified.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
We evaluate the collectibility of our trade receivables based on a combination of factors. We regularly analyze our significant customer accounts, and, when we become aware of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

TAXES ON EARNINGS
We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination is made. Likewise, if we later determine that it is more likely than not that the net deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

RESULTS OF OPERATIONS

The following table sets forth selected statement of operations data, and their respective percentages of revenues for the periods indicated.

                                    SELECTED STATEMENT OF                          SELECTED STATEMENT      PERCENTAGE OF
                                      OPERATIONS DATA   PERCENTAGE OF REVENUES     OF OPERATIONS DATA         REVENUES
                                     FOR THE YEAR ENDED   FOR THE YEAR ENDED       FOR THE YEAR ENDED   FOR THE YEAR ENDED
                                     DECEMBER 31, 2003    DECEMBER 31, 2003        DECEMBER 31, 2002     DECEMBER 31, 2002
                                     ----------------     -----------------        -----------------     -----------------
Revenues                                 $  1,217,000           100.0%                  $  2,319,000           100.0%
Cost of Revenues                            (698,000)           (57.4)                    (1,787,000)           (77.1)
GROSS MARGIN                                  519,000            42.6                         532,000            22.9
Selling, general and
administrative expense                    (2,758,000)          (226.6)                    (2,912,000)          (125.6)
Depreciation and amortization                (76,000)            (6.2)                      (264,000)           (11.4)
Provision for written off fixed
assets                                      (208,000)           (17.1)                              -             -
OPERATING LOSS                            (2,523,000)          (207.3)                    (2,644,000)          (114.1)

Interest income, net                           27,000             2.2                          33,000             1.4
Sundry income                                  54,000             4.4                               -             -
Provision for impairment of
affiliated companies                                -             -                          (97,000)            (4.2)
Provision for income taxes                   (32,000)            (2.6)                              -             -
Minority interest                             596,000            49.0                       (106,000)            (4.6)
Discontinued operations                             -             -                         (107,000)            (4.6)
NET LOSS                                 ($1,878,000)            (154)%                  ($2,921,000)            (126)%


YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

REVENUES, COST OF REVENUES AND GROSS MARGIN. The decrease in revenues and cost of revenues from 2002 to 2003 is the result of a reduction of operation in IT Systems Integration. The decrease in gross margin for 2003 as compared to 2002, resulted from a reduction of revenues.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. The decrease in selling, general and administrative expenses is the result of reducing the size of our operations, which resulted in decreased premises costs and staff costs.

INTEREST INCOME. The decrease in interest income is due to a lower interest rate in 2003 compared to 2002.

WRITTEN-OFF TANGIBLE AND INTANGIBLE ASSETS. As of balance sheet date, we review the carrying amounts of our tangible and intangible assets to determine whether there is any indication that those assets have to make provision for the impairment loss. We wrote off tangible assets of $208,000, and intangible assets of $761,000, which mainly included research and development. Costs and expenses are recognized as incurred during the period, provided that there are no discernible future benefits.

PROVISION FOR IMPAIRMENT LOSS OF AFFILIATED COMPANIES. Our provision for impairment loss of affiliated companies totaling $97,000 in 2002 related to our investments in Xmedia ($95,000) and in PacSo ($2,000).

DISCONTINUED OPERATIONS. Discontinued operations represents the net loss resulting from downsizing of our operations in Laptizen during the fourth quarter of 2001. Revenues were $15,000 and net loss was $107,000 for 2002.

INCOME TAXES. Income tax was recognized for our only subsidiary that the generated operating profits in 2003. The lack of operating profits by all of our subsidiaries resulted in no income tax recognition in 2002.

MINORITY INTERESTS. Minority interests, representing the interests of minority holders in losses of our subsidiaries that are not wholly-owned, for 2003, included a $25,000 interest in our subsidiary PacSo owned at the beginning of the 2003 fiscal year, and interests in our new subsidiaries Epro and Linkhead, acquired in 2003, of $380,000 and $191,000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had cash and cash equivalents of $3,823,000 and working capital of $1,442,000 as compared to $3,694,000 and $3,081,000, respectively, at December 31, 2002.

Net cash used in operating activities was $905,000 for the year ended December 31, 2003 as compared to net cash used in operating activities of $2,172,000 for the year ended December 31, 2002. Net cash provided by operating activities in the year ended December 31, 2003 was primarily due to a net loss of $1,878,000, increased by noncash items and changes in operating assets totaling $595,000 and $378,000, respectively. Net cash used in operating activities of $2,172,000 for the year ended December 31, 2002 was primarily due to a net loss of $2,921,000, increased by noncash items totaling $1,036,000 and decreased by changes in operating assets totaling $287,000.

Net cash used in investing activities for the year ended December 31, 2003 was $311,000 as compared to cash used in investing activities for the year ended December 31, 2002 of $36,000. The cash used in investing activities in the year ended December 31, 2003 was primarily due to the acquisition of subsidiary companies of $211,000. The cash used in investing activities in the year ended December 31, 2002 was primarily from purchases of property and equipment of $14,000 and purchase of affiliate company interests of $22,000.

Net cash provided by financing activities for the year ended December 31, 2003 was $1,345,000 as compared to net cash provided by financing activities of $4,560,000, for the year ended December 31, 2002. The cash provided by financing activities for the year ended December 31, 2003, resulted from advances under bank line credit of $634,000, proceeds from new bank loans and financing leases totaling $766,000 and proceeds from exercise of stock options and warrants of $410,000, and reduced by repayments of bank loans of $465,000. The net cash provided by financing activities of $4,560,000 for the year ended December 31, 2002, resulted primarily from $4,000,000 received in connection with the sale of 2,725,000 shares of common stock, and advances under bank line credit of $565,000.

WORKING CAPITAL. Our working capital decreased by $1,639,000 to $1,442,000 at December 31, 2003, as compared to $3,081,000 at December 31, 2002. When compared to balances at December 31, 2002, the decrease in working capital at December 31, 2003 reflects an increase in current liabilities of $3,915,000, compared to an increase in current assets of $2,276,000.

PROPERTY AND EQUIPMENT ADDITIONS. For the year ended December 31, 2003, additions to property and equipment aggregated $29,000 for the expansion of the CRM and call center business in Hong Kong. We also wrote off computer equipment and furniture and fixtures of $208,000 considered to have no future economic benefit.

ISSUANCE OF COMMON STOCK. For the year ended December 31, 2003, we issued (i) 16,725 shares with cash consideration of $27,000 to settle expenses, (ii) 200,000 shares as a result of providing compensation for the Chief Executive Officer according to his employment contract, and (iii) 240,000 shares as a result of the exercise of share options and warrants with cash consideration of $410,000.

CASH NEEDS FOR THE FORESEEABLE FUTURE. As of December 31, 2003, we had approximately $4 million of cash and cash equivalents. We believe we have sufficient cash to satisfy cash requirements for at least the next twelve months of operations, however, we expect that our cash needs for the foreseeable future will arise primarily from working capital requirements, technology development and capital expenditures. In the event that additional credit facilities are required, we believe that they can be negotiated at market rates currently in effect. We believe that these sources will be adequate to meet anticipated cash requirements for the next twelve months.

CURRENCY EXCHANGE FLUCTUATIONS. All of our revenues are denominated either in United States dollars or Hong Kong dollars, while our expenses are denominated primarily in Hong Kong dollars and Renminbi ("RMB"), the currency of the People's Republic of China. There can be no assurance that RMB-to-United States dollar or Hong Kong dollar-to-United States dollar exchange rates will remain stable. Although a devaluation of the Hong Kong dollar or RMB relative to the United States dollar would likely reduce our expenses (as expressed in United States dollars), any material increase in the value of the Hong Kong dollar or RMB relative to the United States dollar would increase our expenses, and could have a material adverse effect on our business, financial condition and results of operations. We have never engaged in currency hedging operations and have no present intention to do so.

SEASONALITY AND QUARTERLY FLUCTUATIONS. We have not experienced fluctuations in quarterly revenues from our e-commerce solutions business since inception. We believe that our business is not subject to seasonal and quarterly fluctuations.

                             DESCRIPTION OF BUSINESS

OVERVIEW

         We were incorporated in the state of Delaware in 1999. Through our subsidiaries, we invest in, operate and provide value-added telecom services
(VAS) in greater China, which includes the People's Republic of China or mainland China, Hong Kong, Macau and Taiwan. Our VAS include operating call centers, providing telemarketing services, customer relationship management
(CRM) services, interactive voice response (IVR) systems, short messaging services (SMS), multimedia messaging services (MMS), voice over internet protocol (VoIP) services, mobile applications and calling cards. In addition, we sell and distribute telecom services. We intend to continue to grow by acquiring and managing growing technology and network communications businesses with established products and customers in Asia.

         Our goal is to take a leading role in providing information technology services and network communications, which are rapidly expanding business sectors in Asia. Our business can be classified into the following operating units:

         o PacificNet Solutions Ltd. (PacSo), is a subsidiary that specializes in systems integration, software application, and e-business solution services in greater China. The scope of PacSo's products and services includes smart card solutions, web based user applications, including Kiosk and IVR, and web based connections to remote or fixed database servers, which are also referred to as back-end enterprise planning systems.

         o PacificNet Communications Ltd. (PacComm), a subsidiary, is a leading provider of VAS, including call centers, CRM, telemarketing, data-mining services, mobile data services, such as SMS, MMS, unified messaging services (UMS), location-based service (LBS), wireless application protocol
                  (WAP), binary runtime environment for wireless (BREW) based CDMA applications, mobile commerce, roaming, paging, wireless internet, virtual private network (VPN) and VoIP services in greater China. In December 2003, PacComm acquired a 50% controlling interest in Epro Telecom Holdings Limited (Epro), one of the largest providers of VAS, IVR, mobile chatting, and voice-portal services in greater China with over 500 employees, and 1,000 call center seats, processing over 100,000 calls daily.

         o PacificNet Limited (PNL), a subsidiary, is a distributor and reseller of telecommunication, networking and computer equipment complementing our telecommunication services. PNL sells PABX telephone systems, basic switches and router equipment to commercial customers, and mobile phone accessories targeted for retail customers.

         o PacificNet Tech (SZ) Limited (SZ) is a subsidiary located in Shenzhen, China. SZ was established to expand our research, development, marketing and distribution opportunities in mainland China.

         o PacificNet Strategic Investment Holdings Limited (PSI), is a subsidiary that in December 2003, acquired 51% of the shares of a private mainland China company, Beijing Linkhead Technologies Co., Limited (Linkhead). Linkhead is a leading provider in Greater China of VAS, IVR, mobile chatting, or text messaging, and voice-portal services, which provide telephone users with a natural language interface to access and retrieve web content and to access virtual personal assistants and Web-based unified messaging applications.

         o In April 2004, PSI acquired a 51% controlling interest in Guangzhou Yueshen TaiYang Technology Limited (Yueshen). Yueshen is a distributor of telecom services in mainland China.

         o Also in April 2004, PSI acquired a 30% interest in Cheer Era Limited (Cheer Era). Cheer Era is in the business of designing, developing and manufacturing multimedia entertainment and communication kiosk products.

         o Epro is engaged in the business of providing VAS, such as call center and CRM services, mobile marketing and promotion services, call center training, management and consulting services, call center software, IVR systems, mobile payment and mobile point of sale (POS) solutions, internet e-commerce and mobile commerce, mobile applications based on SMS, MMS, outsourced telemarketing and customer support services, and other mobile VAS for Hong Kong and mainland China's telecom operators, banks, insurance, and other financial services companies in mainland China. Epro's clients include major telecom operators, banks, insurance and financial services companies in greater China, such as China Telecom (NYSE: CHA), China Unicom (NYSE: CHU), PCCW (NYSE: PCW), CSL, SmarTone Telecom, Sunday Communications (Nasdaq: SDAY), Hutchison Whampoa Limited (HKSE:0013.HK), Swire Travel, Coca-Cola, Samsung, Dun & Bradstreet, DBS, Dao Heng Insurance, Shenzhen Development Bank, Hong Kong Government Housing Authority and Hongkong Post.

         o Linkhead is engaged in the business of providing VAS, IVR system development and integration, voice internet portals, computer telephony integration (CTI), VoIP, internet and mobile application development, CRM services for China's telecom operators, telecom related management and consulting services, mobile consumer analytics, mobile data-mining, internet e-commerce and mobile commerce, mobile applications based on WAP, K-Java, BREW, EMS, SMS, MMS, outsourced software development, and other mobile VAS in greater China. Linkhead's major clients and profit-sharing partners include some of the leading telecom operators such as China Telecom (NYSE: CHA), China Mobile (NYSE: CHL), China Unicom (NYSE: CHU), UTStarcom (Nasdaq: UTSI). Linkhead is also a channel partner, or a master reseller, of NMS Communications (Nasdaq: NMSS), a leading provider of communications technologies and solutions.

         o Yueshen is a distributor of telecom services, including calling cards, mobile SIM cards, prepaid stored-value cards, VoIP and IDD calling cards, bundled insurance cards and customer loyalty membership cards in mainland China.

         o Cheer Era is engaged in the business of designing, developing and manufacturing multimedia entertainment and communication kiosk products, including photo and video entertainment kiosks, digital camera photo development stations, MMS, ring-tone and mobile content download, payment and delivery stations for mobile phones, and other coin-operated kiosks and kiosk consumables.

PRINCIPAL CUSTOMERS

         Our customers are located in Hong Kong, mainland China and other regions of Asia. A brief description of our customers is as follows

CHINA TELECOM - China Telecom Corporation Limited provides wireline telephone, data, Internet and leased line services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province of the People's Republic of China. China Telecom offers a range of telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line and other related services. We provide CRM and voice and IP related services to China Telecom.

CHINA MOBILE - China Mobile (Hong Kong) Limited provides a full range of mobile telecommunications services in 21 service regions in mainland China, consisting of 16 provinces (Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Hebei, Liaoning, Shandong, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi), four municipalities (Beijing, Shanghai, Tianjin and Chongqing) and one autonomous region (Guangxi Zhuang Autonomous Region). China Mobile offers mobile telecommunications services principally using the global system for mobile communications (GSM) standard. Its GSM networks reach all cities and counties and major roads and highways within its service regions. We provide CRM and voice and IP related services to China Mobile.

CHINA UNICOM - China Unicom Limited is an integrated telecommunications operator in mainland China and Hong Kong, offering a wide range of telecommunications services, including cellular, international and domestic long-distance, data, Internet and paging services. The controlling shareholder, Unicom Group, possesses the exclusive license to offer code division multiple access (CDMA) cellular services in mainland China and Hong Kong. It has constructed CDMA networks nationwide. It completed construction of the initial phase of its CDMA network at the end of 2001. China Unicom has leased capacity on Unicom's Group network and operates the CDMA network in the cellular service areas. We provide CRM and voice and IP related services to China Unicom.

PCCW - PCCW Limited is a telecommunications service provider in Hong Kong. PCCW is comprised of segments such as Telecommunications Services (TSS). In the TSS segment, PCCW provides fixed-line telecommunications services which include Internet access and multimedia content, and Business eSolutions through which PCCW offers systems integration, applications development, network integration and application-management services, information technology (IT) solutions, business broadband Internet access, hosting and facilities management services and Internet data centers within Hong Kong and greater China. We provide CRM services to PCCW.

HUTCHISON TELECOM - Hutchison Telecom, a subsidiary of Hutchison Whampoa Ltd (HWL, www.hutchison-whampoa.com) (HKSE:0013.HK), is one of the world's leading owners and operators of telecommunications, offering a wide range of communication services in Hong Kong and around the globe including mobile telephony (voice and multimedia), paging, trunked radio, fixed-line services, Internet services, fiber optic broadband networks and radio broadcasting. Hutchinson's Hong Kong mobile operations currently has a subscriber base of about 1.8 million, representing the largest share of the local mobile market. Hutchison 3G HK Limited (www.three.com.hk), a joint venture with NTT DoCoMo and NEC, was the first operator in Hong Kong to roll out 3G video mobile services in January 2004. We provide CRM services to Hutchison.

SUNDAY - SUNDAY Communications Limited is a developer and provider of wireless communications and data services, including the sales of mobile phones and wireless data services in Hong Kong. It offers its services under the brand name SUNDAY. SUNDAY offers its mobile subscribers basic airtime services, and value-added services, such as SMS, wireless data services, roaming services and international long distance calling services, and sells accessories. In 2000, SUNDAY started launching various wireless data services through which its subscribers can utilize ring tone or logo downloads, quiz games, message dedication or participate in mobile community chat by the use of short messaging services or media messaging services. SUNDAY was granted a mobile carrier license in Hong Kong in October 2001 to construct and operate a 3G (third-generation) wireless network. We provide CRM services to SUNDAY.

SONY (SO-NET) - So-net, Hong Kong, is a wholly-owned subsidiary of Sony Corporation of Hong Kong Limited. So-net was granted a sub-license from Sony Communication Network Corporation (SCN) to create a broadband service under the So-net brand. Since its establishment in 1996, So-net has become the third largest Internet Service Provider in Japan with a subscriber base of 1.7 million. We provide CRM and consulting services to So-net.

SWIRE TRAVEL - Swire Travel is a travel management company with over half a century of experience servicing Hong Kong's most elite companies. Swire Travel's main expertise is the management of corporate travel in which a wide range of services is available to meet the needs of its business clients. We provide CRM and consulting services to Swire.

THE HONG KONG HOUSING AUTHORITY (HA) - The Hong Kong Housing Authority is a department of the Hong Kong Special Administrative Region of the People's Republic of China (HKSAR). HA determines and implements public housing programs within the government's overall housing policy framework. Apart from planning and building public housing, HA manages public rental housing estates, interim housing estates, transit centers, flatted factories and ancillary commercial and non-domestic facilities such as shopping centers, market stalls and carparks. In addition, it acts as the government's agent for clearing land, preventing squatting and implementing improvements in squatter areas. HA also assists low-income families to become homeowners. We provide CRM services to HA.

SERVICES

         We provide various services to our customers including:

                  CUSTOMER RELATIONSHIP MANAGEMENT. We provide outsourcing and consulting experience in call center operations and management.

                  VOICE AND IP RELATED SERVICES. We provide system integration experience in voice and IP related products in the value-added industry and plan to expand to more data-oriented services for mobile users. For example, we provide telecommunication services that can be transmitted over the Internet, which help users avoid the toll charged from long distance carriers.

                  CONSULTING SERVICES. We provide a range of consulting services based on our client's needs. A primary focus of these services include consulting with clients establishing online e-business environments. For clients who require our services in this area we assist in identifying specific content, user-friendly interface, overall web themes and designs, target user groups, web advertising and integrated online solutions.

                  TRAINING SERVICES. We offer comprehensive operational and managerial training programs for call center management professionals at all levels.


         Our subsidiary, Epro, is a leading provider of outsourced call center, telemarketing, CRM, SMS, and other VAS and IVR services with over 13 years of field experience in greater China. Epro's business consists of the following three major categories:

         OUTSOURCED CALL CENTER SERVICES. Epro's ISO 9001 certified outsourcing contact center hosts over 1,000 workstations and 500 agents, and provides multi-lingual inbound and outbound services. Epro permits its clients to recruit and hire their own personnel to work in its call center. Epro provides them with managerial services, call center seats and equipment.

         TRAINING AND CONSULTING SERVICES. The Epro Call Center Training Institute (ECCTI) is a leading provider of Contact Center Management Consulting and Training services, which helps clients maximize the return on investment of their CRM operations.

         CALL CENTER MANAGEMENT SOFTWARE PRODUCTS AND SOLUTIONS. Epro's software products include: WISE-xb Call Center agent performance management and reporting software, and Automatic Call Distribution (ACD) System, Unified Messaging System (UMS), SMS, and VAS.

SALES AND MARKETING

         We do not engage in any significant marketing activities and rely on our reputation for quality and efficiency among our customers and leveraging our strategic investors to obtain new business.

COMPETITION

         We expect competition to persist and intensify in the future. Our competitors include small firms offering specific applications, divisions of large entities, large independent firms. A number of competitors have or may develop greater capabilities and resources than ours. We also face the risk that new competitors with greater resources than ours will enter our market. Our competitors are mainly leaders in the CRM and VAS services market. Competitive pressures from current or future competitors could cause our services to lose market acceptance or require a significant reduction in the price of our services.

RESEARCH AND DEVELOPMENT

         We place great emphasis on the continued enhancement of our existing products and solutions, including designing, development and supporting a portfolio of converged voice and data enhanced services, products and solutions to help wireless, wire-line and Internet service providers offer unprecedented access to communications, information and commerce. We have ongoing research and development activities with respect to the following products and solutions:

         o        color ringback tone systems;

         o        value-added services for mobile users;

         o multi-media information on demand systems, which integrates the dynamics of the Internet with voice based communication applications, including text-to-speech and voice recognition capabilities;

         o web-based multimedia call center/ customer relationship management for service providers and corporations;

         o        voice mail systems; and

         o Wise-xb, which is a Call Center agent performance management and reporting software. It provides intelligent routing, comprehensive ACD/ PBX capabilities, Email, IVR, Voice Mail, Messaging, Conference, Recording, Coaching/ Supervising, Reporting and Interface.

EMPLOYEES

         As of December 31, 2003, we, together with our subsidiaries, had 650 employees and contractors. We have not experienced any labor stoppages. None of our employees are covered by collective bargaining agreements.

EXECUTIVE OFFICES

         Our executive offices are located at Unit 2710, Hong Kong Plaza, 188 Connaught Road West, Hong Kong. Our telephone number is 011-852-2876-2900.

DESCRIPTION OF PROPERTY

         A description of our property is as follows:

HONG KONG - We maintain our corporate headquarters and development center in Hong Kong located at Unit 2710, Hong Kong Plaza, 188 Connaught Road West, Hong Kong, where we lease approximately 1,000 square feet for a monthly rental fee of $650. Substantially all of our operations are run from this facility. We lease this space from a shareholder.

Our Call Center is located at Units 601-603 New Bright Building, 11 Sheung Yuet Road, Kowloon Bay, Kowloon where we lease approximately 17,739 square feet for a monthly fee of $16,365 and our branch office is located at Units 2-3, 17th Floor, Nan Fung Commercial Centre, 19 Lam Lok Street, Kowloon Bay, Hong Kong where we lease approximately 2,359 square feet for a monthly rental fee of $1,815.

UNITED STATES - Our current U.S. corporate office is located at 860 Blue Gentian Road, Suite 360, Eagan, Minnesota 55121, where we sublease space for a monthly rental fee of $1,000.

CHINA -Our current Chinese corporate office is located at Room 1708, Tower B, Stars Plaza, Hongli Road, FuTian District, Shenzhen, China where we lease approximately 1,000 square feet for a monthly rental fee of $449. We lease space from a shareholder. Our offices are located in Beijing, Shanghai and Shenzhen. Details are as follows:-


Locations                                                                                        Area (Square Feet)
-------------------------------------------------------------------------------------            ------------------
1601, 26 Building, 3 Block,Anzhenxili,ChaoYang District,Beijing                                         4,306
1407, 2# Building, Hengji Plaza, 547 Tianmuxilu,Shanghai                                                2,153
901,Tower A, Tian An High-Tech Plaza, Tian An Cyber Park, Fu Tian District, Shenzhen                    1,076


We believe that our offices are adequate for our current operations.

LEGAL PROCEEDINGS

         We are not aware of any pending or threatened legal proceedings that involve us.

RECENT DEVELOPMENTS

         In December 2003, we acquired a 50% ownership interest in Epro for $500,000 in cash and 600,000 shares of our common stock. 500,000 of the shares are being held by an Escrow Agent and will be released in specified amounts based on Epro's achievement of certain earnings criteria. Additionally, we have agreed to issue a maximum of 300,000 bonus shares of common stock per year for achieving net income in excess of $1,000,000 in 2004 and 2005. Epro will be required to return a portion of the shares equivalent to the dollar amount of the shortfall of net income in years 2004 and 2005.

         In December 2003, we acquired a 51% ownership interest in Linkhead for $222,500 in cash and 950,000 in shares of our common stock. 600,000 of the shares are being held by an Escrow Agent and will be released in specified amounts based on Linkhead's achievement of certain earnings criteria. Additionally, we have agreed to issue a maximum of 600,000 bonus shares of common stock for achieving net income in excess of $1,500,000.

         On April 12, 2004, we acquired a 51% controlling interest in Yueshen for $579,948 in cash, 106,240 shares of our common stock and a warrant to purchase up to 50,000 shares of common stock. All of the shares of common stock are held by an Escrow Agent and will be released in specified amounts based on Yueshen's achievement of certain earnings criteria. In the event of a shortfall in net income in years 2004 and 2005, a portion of the shares equivalent to the dollar amount of such shortfall divided by $5.80 shall be returned to us.

         On April 7, 2004, we acquired a 30% interest in Cheer Era for $385,604 in cash, 149,459 shares of common stock and a warrant to purchase up to 80,000 shares of our common stock. All of the shares of common stock are held by an Escrow Agent and will be released in specified amounts based on Cheer Era's achievement of certain earnings criteria. In the event of a shortfall in net income in years 2004 and 2005, a portion of the shares equivalent to the dollar amount of the shortfall divided by $6.00 shall be returned to us.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below are the names of the directors, executive officers and key employees of the Company as of April 16, 2004:


Name                            Age          Title
------------------------   ------------      ----------------------------------------------------------
Tony Tong                        36          Chairman, Chief Executive Officer, and Director
Victor Tong                      33          President, Secretary, and Director
ShaoJian (Sean) Wang             39          Chief Financial Officer, Vice President, and Director
Richard C.H. Lo                  36          Director
David Fisher                     54          Director
Peter Wang                       49          Director
Michael Ha                       33          Director

         Our executive officers are appointed at the discretion of our board of directors with no fixed term. There are no family relationships between or among any of our executive officers or our directors other than the relationship between Mr. Tony Tong and Mr. Victor Tong.

         The following is a brief description of each director's and executive officer's business experience:

         Mr. Tony Tong, age 36, is our Chairman, CEO, founder and a Director. Mr. Tong has served on our board of directors since 1999. From 1995 to 1997, Mr. Tong served as the Chief Information Officer of DDS Inc., a leading SAP-ERP consulting company in the USA, which was later acquired by CIBER, Inc. From 1993 to 1994, Mr. Tong worked for Information Advantage, Inc. (IACO), a leading business intelligence, Data-Mining and CRM technology provider serving Fortune 500 clients. IACO consummated an IPO on Nasdaq in 1997 and was later acquired by Sterling Software and Computer Associates. From 1992 to 1993, Mr. Tong worked as a Business Process Re-engineering Consultant at Andersen Consulting (now Accenture). From 1990 to 1991, Mr. Tong worked for ADC Telecommunications, a global supplier of telecom equipment. Mr. Tong's R&D achievements include being the inventor and patent holder of US Patent Number 6,012,066 (granted by US Patent and Trademark Office) titled "Computerized Work Flow System, an Internet-based workflow management system for automated web creation and process management." Mr. Tong also serves on the board of advisors of Fortune Telecom (listed on Hong Kong Stock Exchange), a leading distributor of mobile phones, PDAs, telecom services, and accessories in China and Hong Kong. Mr. Tong is a frequent speaker on technology investment in China, and was invited to present at the Fourth APEC International Finance & Technology Summit in 2001. Mr. Tong graduated with a Bachelor of Mechanical/Industrial Engineering Degree from the University of Minnesota. Mr. Tong served on the Computer Engineering Department Advisory Board and was an Adjunct Professor at the University of Minnesota, USA. Mr. Tong is the brother of Victor Tong.

         Mr. Victor Tong, age 33, is our President, Secretary, and a Director. Mr. Victor Tong has served on our board of directors since 2002. Mr. Victor Tong was formerly the President of KeyTech, a leading information technology consulting company based in Minneapolis, Minnesota. In 1994, Victor and Tony Tong co-founded Talent Information Management ("TIM"), an IT services and consulting company in Minnesota, our parent company. Mr. Victor Tong gained his consulting, systems integration, and technical expertise through his experience at Andersen Consulting (now Accenture), American Express, 3M, and the Superconductivity Center at the University of Minnesota. In 1999, he was recognized in "CityBusiness 40 Under 40" as one of the 40 people under the age of 40 who is the next generation of Twin Cities' business and community leaders. Mr. Tong is also the vice president and co-founder of the Chinese American Business Association of Minnesota, a non-profit membership organization serving the Chinese business community in the improvement of the economic and social status of its members and other Chinese American entrepreneurs in Minnesota. Mr. Tong graduated with honors and received the Bachelor of Science in Physics from the University of Minnesota, USA. Mr. Tong is the brother of Tony Tong.

         Mr. ShaoJian (Sean) Wang, age 39, is the Chief Financial Officer, Vice President of International Business and is one of our Directors. Mr. Wang has served on our board of directors since 2002. Mr. Wang is also a Director of Thian Bing Investments Pte Ltd - a Singapore based investment holding company, a Director on the board of Alliance PKU Co. Ltd - a company owned and controlled by Guanghua School of Management, Peking University, a Director of the board of Portcullis International Group - a Singapore based investment consulting company, and a Director and Partner of the Overseas Chinese Scholar Fund, a leading venture capital firm headquartered in Zhongguancun Beijing and Guangzhou, China. Mr. Wang started his professional career as a Market/Financial analyst with Ecolab Inc. in 1987, where he moved quickly to become Territory Manager and Marketing Manager. In 1990, Mr. Wang was posted to Ecolab's Asia Pacific regional headquarters as its Business Development Manager. In 1992, Mr. Wang was appointed as Country Manager of Ecolab for Indonesia. Mr. Wang is an investor and Director in Alliance PKU Co. Ltd., which owns two premier companies in China. Alliance PKU Consulting is a leading management consulting firm in China, and Beidabiz & E-learning Co. (a venture of Peking University) is a well-known online education provider. Mr. Wang also advises some local governments in China. The Municipal government of Yantai appointed him as the city's representative for investment. He worked with the Wei Fang government on setting up the Agricultural Development Park. Mr. Wang attended Peking University and received his MBA degree at the Carlson School of Management, University of Minnesota, and a B.S. in Economics at Hemline University.

         Mr. Richard Chi Ho Lo, age 36, is a Director. Mr. Lo has served on our board of directors since 2002. Mr. Lo is the Chief Executive Officer of Fulldiamond Limited, an investment and consulting firm in financial, real estate and venture advisory work. He is currently director of several start-up companies in Hong Kong and the United States. Mr. Lo is the former Managing Director of Associated Capital Limited and former Executive Director of two publicly listed companies in Hong Kong. Mr. Lo holds a B.A. degree from the University of California, Los Angeles (UCLA) and obtained his MBA in Finance and Investment from the University of Hull in England.

         Mr. David F. Fisher, age 54, is a Director. Mr. Fisher has served on our board of directors since 2002. From 1999 to 2003, Mr. Fisher served as Commissioner of Administration and Office of Technology for the State of Minnesota, and chief technical advisor to Governor Jesse Ventura. Mr. Fisher also served on the Minnesota Secretary of State Executive Council, as a member of the Minnesota Governor's Cabinet, and was responsible for the general management and operations of the Minnesota state government, overseeing 1,000 full time employees with an annual budget of $250 million. He is responsible for establishing and executing statewide policy and operations for government telecommunications and information technology. From 1994 to 1999, Mr. Fisher served as Vice President, General Counsel and Corporate Secretary of ADC Telecommunications, Inc., a multinational telecommunications equipment manufacturer and distributor. While at ADCT, Mr. Fisher managed a legal, contract and regulatory staff of twenty-seven and managed more than two dozen complex acquisition transactions, which included negotiating business joint ventures, alliances and contract relationships. From 1980 to 1994, Mr. Fisher served as Vice President, International and Associate General Counsel for the Pillsbury Company, a multinational consumer foods producer and distributor based in Minneapolis, Minnesota, USA. Prior to that, Mr. Fisher was a trial attorney with Henson & Efron, P.A., and engaged in general legal practice, which included corporate commercial transactions, acquisitions and divestitures, litigation, securities and employment law, contract drafting and negotiation, and antitrust compliance. Mr. Fisher has served on the board of directors of Minnesota Technology, Inc., and on the International and Public Policy Committees of the Telecommunications Industry Association. Mr. Fisher is an adjunct professor of law at the Hamline University School of Law. Mr. Fisher received his Juris Doctor, Magna Cum Laude, Valedictorian, at the Washburn University School of Law, and Bachelor of Arts at the University of Minnesota. Mr. Fisher was a Bush Foundation Fellow and studied public policy at Kennedy School of Government, Harvard University.

         Mr. Peter Wang, age 49, is a Director. Mr. Wang has served on our board of directors since 2003. Mr. Wang serves as Chief Executive Officer of China Quatum Communications Ltd., a privately-held company. Mr. Wang was a founder of Unitech Telecom (now named UTStarcom, NASDAQ: UTSI). Under his management, UTStarcom created the first digital loop carrier system and installed the first PHS (Personal Handyphone System) system in China. As an entrepreneur, he has successfully co-founded and built other ventures in the US, including World Communication Group and World PCS, Inc. Before forming his own companies, he worked at AT&T Bell Labs and Racal-Milgo Information System. With AT&T Bell Labs, he worked on Network Evolution Planning and representing AT&T Network System Division served on Network Management Protocol Forum. With Racal-Milgo, he worked on network management system architecture as a senior engineer. As part of the technologically trained community in China, he was elected Deputy Chairman of the Association of Privately Owned High-tech Enterprises in China. He has been elected president of the first Chinese PACS User and Providers Forum that promotes the international PCS standard worldwide. He also served on the boards of directors of many U.S. and Chinese companies, specifically Joray Enterprises Inc., Phoenix Tech Ltd. and World Communication Group. Mr. Wang has a BS in Computer Science and a MS in Electrical Engineering from University of Illinois, as well as an MBA in Marketing from Southeast-Nova University.

         Mr. Michael Chun Ha, aged 33, is a Director. Mr. Ha has served on our board of directors since 2003. Mr. Ha graduated from the Faculty of Law, University of Hong Kong in 1994 with a bachelor degree in law and was admitted as a solicitor of the High Court of the Hong Kong Special Administrative Region in 1997 and a solicitor of the Supreme Court of England and Wales in 1998. From 1995 to 2002, Mr. Ha worked as a lawyer in a number of prestigious international and Hong Kong law firms, specializing in the areas of corporate finance, securities offerings, takeovers, cross-border mergers and acquisitions, venture capital, corporate restructuring, regulatory and compliance issues, project finance, and general commercial transactions and services in Hong Kong and the People's Republic of Hong Kong. In 2002, Mr. Ha commenced his own practice in the trade name of "Ha and Ho Solicitors". Mr. Ha specializes in the areas of general commercial transactions, corporate finance and civil and criminal litigation. Mr. Ha has been the company secretary of Shanxi Central Pharmaceutical International Company Limited, a Hong Kong main board listed company, and since 2003 Mr. Ha has been a director of a private investment company, Metro Concord Investment Limited.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

         The board of directors has established a separately designated stand alone audit committee established in accordance with Section 3(a)(58)A of the Exchange Act, which is currently comprised of Messrs. Richard Chi Ho Lo, David
F. Fisher and Michael Chun Ha. They are all considered "independent" under the Nasdaq listing standards currently in effect. The audit committee recommends to the board of directors the annual engagement of a firm of independent accountants and reviews with the independent accountants the scope and results of audits, our internal accounting controls and audit practices and professional services rendered to us by our independent accountants.

         The board of directors has determined that all members of the audit committee are financial experts and independent members of the board of directors.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth all cash compensation paid or to be paid by us, as well as certain other compensation paid or accrued, during each of our last three fiscal years to each named executive officer.


                                            Annual Compensation           Long Term Compensation Awards
                                   ------------------------------------   -----------------------------
Name/Principal         Fiscal                                               Restricted        Stock       All Other
Position                  Year      Salary ($)   Bonus ($)    Other ($)   Stock Award ($)    Options      Comp. ($)
--------                  ----      ----------   ---------    ---------   ---------------    -------      ---------
Tony Tong, CEO             2003      $100,000           -            -               -        120,000
                           2002      $110,000           -            -         $57,900        206,000                -
                           2001      $106,226           -      $15,384                         50,000      $53,333 (1)

--------------------
(1) Represents amounts received for life and health insurance coverage.

                                     OPTION GRANTS DURING 2003 FISCAL YEAR
                                              (INDIVIDUAL GRANTS)

                                                    PERCENT OF TOTAL
                         NUMBER OF SECURITIES      OPTIONS GRANTED TO
                          UNDERLYING OPTIONS       EMPLOYEES IN FISCAL     EXERCISE OR
NAME                           GRANTED                    YEAR             BASE PRICE          EXPIRATION DATE
----                           -------                    ----             ----------          ---------------
Tony Tong, CEO                  70,000                     64%                 $2.20          June 23, 2006
                                50,000                     36%                 $4.25          November 26, 2006


AGGREGATED OPTION EXERCISES DURING 2003 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                      NO. OF SECURITIES UNDERLYING       VALUE ($) OF UNEXERCISED
                                                     UNEXERCISED OPTIONS AT FISCAL    IN-THE MONEY OPTIONS AT FISCAL
                                                           YEAR END 12/31/03                 YEAR END 12/31/03
                                                                  (#)                               ($)
                                                     -----------------------------    -------------------------------
                           SHARES
                        ACQUIRED ON       VALUE
                          EXERCISE      REALIZED
NAME                        (#)            ($)       EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----                    -----------     ---------    -----------     -------------     -----------     -------------
Tony Tong, CEO             200,000      $494,000           6,000     120,000           $10,950         $366,500


COMPENSATION OF DIRECTORS

         Each director is paid a sign-on bonus of 10,000 shares of our common stock. Each director is also paid an annual retainer fee of US$10,000 in the form of shares of our common stock or stock options for shares of our common stock. Such retainer fee is paid in semi-annual installments. The number of shares of common stock issued is based on the average closing market price over the ten trading days prior to the end of the six month period that the retainer fee is due.

         Directors are also entitled to US$500 for each board meeting that such director attends in person, by conference call, or by committee action and US$200 for each committee meeting, payable by cash, shares of our common stock or stock options for shares of our common stock, at our option. All of our directors are reimbursed for out-of-pocket expenses relating to attendance at meetings

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL

         On December 30, 2002, we entered into an Executive Employment Contract with Tony Tong. Mr. Tong currently serves as our Chief Executive Officer. The employment agreement provides for Mr. Tong to earn an annual base salary of $100,000 in cash, plus $60,000 in stock compensation annually until April 1, 2005. Mr. Tong is also eligible for an annual bonus for each fiscal year during the term of his contract based on performance standards as the Board or compensation committee designates. Mr. Tong is entitled to receive a monthly housing allowance of $2,500, monthly automobile allowance of $500, tax preparation expenses of $2,000 per year, and cash bonus based on our net profit.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On March 28 2002, we completed a $3,480,000 private placement by issuing 2,400,000 shares of restricted common stock at a price of $1.45 per share to Sino Mart Management Limited ("Sino Mart"), whose executive director is the father of our chairman and CEO. In addition, we issued Sino Mart a warrant to purchase up to an additional 600,000 shares of restricted common stock at $1.45 per share. The fully exercisable warrant expires on April 5, 2005. The $3,480,000 private placement transaction was approved at a special stockholder meeting held on March 25, 2002.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of April 16, 2004, the number of shares of our common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company's common stock; (ii) each director; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.


                                                             NUMBER OF SHARES               % OF COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER**                       BENEFICIALLY OWNED             BENEFICIALLY OWNED
--------------------------------------                       ------------------             ------------------
Kin Shing Li (1)                                                   1,750,000                        27.6%
Flat A & B, 15/F, Block T42 Wisteria Mansion, 4
Taikoo Wan Road, Taikooshing, Hong Kong
Sino Mart Management Ltd. (2)                                      1,000,000                        15.8%
c/o ChoSam Tong
Unit 3813, Hong Kong Plaza
188 Connaught Road West, Hong Kong
ChoSam Tong (3)                                                    1,030,000                        16.2%
Tony Tong (4)                                                        225,391                         3.6%
ShaoJian (Sean) Wang (5)                                              80,400                         1.3%
Victor Tong (6)                                                       71,200                         1.1%
Richard Chi Ho Lo (7)                                                 40,000                         *
David Fisher (8)                                                      23,000                         *
Peter Wang                                                                 -                         -
Michael Chun Ha (9)                                                    5,000                         *
All directors and officers as a group (7 persons)                    474,991                         7.5%


* Less than one percent.
** The address for each beneficial owner not otherwise specified is: c/o PacificNet Inc. Unit 2710, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.
(1) Information obtained from the Schedule 13D/A (Amendment No.1) filed by Mr. Kin Shing Li on October 14, 2003.
(2) Sino Mart Management Ltd. is owned by Mr. ChoSam Tong, the father of Messrs. Tony Tong and Victor Tong.
(3) Includes shares of common stock of Sino Mart Management Ltd., which is owned by Mr. ChoSamTong and currently exercisable stock options to acquire 23,000 shares of common stock.
(4) Includes currently exercisable stock options to acquire 41,000 shares of common stock. Excludes 1,000,000 shares owned by Sino Mart Management Ltd., as to which shares Mr. Tony Tong disclaims beneficial ownership.
(5) Includes currently exercisable stock options to acquire 41,000 shares of common stock.
(6) Includes currently exercisable stock options to acquire 36,000 shares of common stock. Excludes 1,000,000 shares owned by Sino Mart Management Ltd., as to which shares Mr. Victor Tong disclaims beneficial ownership.
(7) Includes currently exercisable stock options to acquire 21,000 shares of common stock.
(8) Includes currently exercisable stock options to acquire 18,000 shares of common stock.
(9) Includes currently exercisable stock options to acquire 5,000 shares of common stock.

                              SELLING STOCKHOLDERS

         On January 15, 2004, we completed a private placement in which we sold an aggregate of 617,285 shares of common stock and issued warrants to purchase up to an aggregate of 154,320 shares of common stock to the selling stockholders listed in the table below. We are filing this registration statement pursuant to the terms of a registration rights agreement between each investor and us. We also agreed to bear expenses in connection with the registration and sale of the shares. See "Plan of Distribution."

         The following table sets forth as of April 16, 2004, information regarding the current beneficial ownership of our common stock by the selling stockholders and their beneficial ownership assuming sale of all of the shares of common stock offered hereby. Information as to current ownership is based upon information provided to us by the selling stockholders, which we have not independently verified. The selling stockholders are not making any representation that the shares covered by this prospectus will be offered for sale.

         No selling stockholder has held any position nor had any material relationship with the Company or its affiliates during the past three years.

                                                                                          Number of Shares
                                                 Shares           Maximum Number      Beneficially       Percentage
             Name of                       Beneficially Owned        of Shares           Owned        Ownership After
       Selling Stockholder                 Prior to Offering        to be Sold       After Offering       Offering
       -------------------                 -----------------        ----------       --------------       --------
Whalehaven Fund Limited(1)                          25,720                 25,720            0                  0

Bluegrass Growth Fund(2)                           128,601                128,601            0                  0

Omicron Master Fund(3)                             128,601                128,601            0                  0

Greenwich Growth Fund Limited(4)                    25,720                 25,720            0                  0

Excalibur Limited Partnership(5)                    77,160                 77,160            0                  0

Vertical Ventures LLC(6)                           128,601                128,601            0                  0

Stonestreet LP(7)                                  128,601                128,601            0                  0

Alpha Capital AG(8)                                128,601                128,601            0                  0


         (1) Includes 5,144 shares of common stock issuable upon exercise of a warrant.

         (2) Includes 25,720 shares of common stock issuable upon exercise of a warrant.

         (3) Includes 25,720 shares of common stock issuable upon exercise of a warrant.

         (4) Includes 5,144 shares of common stock issuable upon exercise of a warrant.

         (5) Includes 15,432 shares of common stock issuable upon exercise of a warrant.

         (6) Includes 25,720 shares of common stock issuable upon exercise of a warrant.

         (7) Includes 25,720 shares of common stock issuable upon exercise of a warrant.

         (8) Includes 25,720 shares of common stock issuable upon exercise of a warrant.

                            DESCRIPTION OF SECURITIES

         Our current authorized capital stock consists of 125,000,000 shares of common stock, par value $.0001 per share, of which 7,260,262 shares were issued and outstanding as of April 16, 2004, and 5,000,000 shares of preferred stock, par value $.0001 per share, none of which were issued and outstanding as of April 16, 2004.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of common stock are entitled to receive dividends ratably when, as and if declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in all assets remaining available for distribution after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

         The holders of common stock, as such, have no conversion, preemptive, or other subscription rights and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully-paid and nonassessable.

PREFERRED STOCK

         Under our Restated Certificate of Incorporation, as amended, the Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of Delaware, but without any further action by our stockholders, to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

                              PLAN OF DISTRIBUTION

         We are registering the common stock on behalf of the above selling stockholders. The selling stockholders are offering shares of common stock that they received in connection with the private placement. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds of such sales by the selling stockholders.

         The selling stockholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         The common stock may be sold by the selling stockholders from time to time in one or more transactions at or on any stock exchange, market or trading facility on which shares are traded or in private transactions. The sales may be made at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be affected by means of one or more of the following transactions (which may involve cross or block transactions):

         o a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

         o transactions on any exchange or quotation service on which the shares may be listed or quoted at the time of sale in accordance with the rules of the applicable exchange;

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o        privately negotiated transactions;

         o        transactions through the settlement of short sales;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale;

         o transactions through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and

         o        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

         Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders may also enter into option or other transactions with broker-dealer's, or other financial institutions for the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction.)

         In connection with the sale of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers of other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these shares to close out such short positions, or loan or pledge common stock to broker/dealers that in turn may sell such securities.

         The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. The foregoing may affect the marketability of such securities.

         Pursuant to the registration rights agreement with the selling stockholders, all expenses of the registration of the common stock will be paid by us, including, without limitation, SEC filing fees; provided, however, that the selling stockholders will pay any broker or similar commissions, or, except to the extent otherwise provided for, any legal fees or other costs of the selling stockholders. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

                        DISCLOSURE OF COMMISSION POSITION
                ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Section 145 of the Delaware General Corporation Law allows companies to indemnify their directors and officers against expenses, judgments, fines and amounts paid in settlement under the conditions and limitations described in the law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant, pursuant to the foregoing provisions, or otherwise the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

                                  LEGAL MATTERS

         The validity of the securities offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, New York.

                                     EXPERTS

         Our audited financial statements for the periods ended December 31, 2003 and 2002, have been included in this prospectus in reliance upon the report of Clancy and Co., P.L.L.C. independent auditors, appearing in this registration statement, and their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file all documents required to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR), and is publicly available through the SEC's website located at http://www.sec.gov.. This Amendment on Form SB-2, including all exhibits and schedules and amendments, has been filed with the SEC through EDGAR. You may also inspect this Amendment on Form SB-2, including all exhibits, without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of these materials from the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

                              FINANCIAL STATEMENTS

The consolidated financial statements and the reports and notes, which are attached hereto are incorporated herein by reference.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants                                      31

Consolidated Balance Sheets - As of December 31, 2003 and 2002                32

Consolidated Statements of Operations - For the Years Ended
December 31, 2003 and December 31, 2002                                       33

Consolidated Statements of Changes in Stockholders'
Equity - For the Years Ended December 31, 2003 and December 31, 2002          34

Consolidated Statements of Cash Flows - For the Years
 Ended December 31, 2003 and December 31, 2002                                35

Notes to Consolidated Financial Statements                                 36-49

Pro Forma Financial Statements                                             50-52

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of PacificNet Inc.:

We have audited the accompanying consolidated balance sheets of PacificNet Inc. (a Delaware Corporation) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PacificNet Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their consolidated operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ CLANCY AND CO, P.L.L.C.
Phoenix, Arizona
March 30, 2004


PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars, except par values and share numbers)


                                                                       DECEMBER 31, 2003     DECEMBER 31, 2002
                                                                       -----------------     -----------------
ASSETS
Current Assets:
Cash and cash equivalents                                                  $  3,823               $  3,694
Restricted cash - pledged bank deposit (Note 8)                                 212                     --
Accounts Receivables (net of allowance for doubtful accounts of $0 as
     of December 31, 2003 and $255 as of December 31, 2002)                   1,890                    220
Inventories (Note 3)                                                             76                     --
Other Current Assets                                                            286                     97
                                                                           ---------              ---------
Total Current Assets                                                          6,287                  4,011

Property and Equipment, net (Note 6)                                            466                    284
Goodwill (Note 5)                                                               420                     19
                                                                           ---------              ---------

TOTAL ASSETS                                                               $  7,173               $  4,314
                                                                           =========              =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank Line of Credit (Note 7)                                               $  1,199               $    565
Bank Loans-current portion (Note 8)                                           1,405                     --
Capital Lease Obligations - current portion (Note 9)                            152                     --
Accounts Payable                                                              1,007                    224
Accrued Expenses                                                                360                    141
Subscription Payable (Note 10)                                                  722                     --
                                                                           ---------              ---------

     Total Current Liabilities                                                4,845                    930
                                                                           ---------              ---------

Long-term liabilities:
Bank Loans - non current portion (Note 8)                                       377                     --
Capital Lease Obligations - non current portion (Note 9)                        149                     --
                                                                           ---------              ---------

     Total Long-Term Liabilities                                                526                     --
                                                                           ---------              ---------

Total Liabilities                                                             5,371                    930

Minority Interest in Consolidated Subsidiary                                   (110)                   131

Commitments and Contingencies (Note 7)

Stockholders' Equity:
Preferred stock, par value $0.0001, Authorized  - 5,000,000 shares
     Issued and outstanding - none                                               --                     --
Common Stock, par value $0.0001, Authorized - 125,000,000 shares
     Issued and outstanding:
         December 31, 2003 - 6,163,977 issued; 5,363,977 outstanding
         December 31, 2002 - 4,907,252 shares                                     1                      1
Treasury Stock, at cost (800,000 shares)                                         (5)                    (5)
Additional Paid-In Capital                                                   31,790                 31,253
Cumulative Other Comprehensive Loss                                             (24)                   (24)
Accumulated Deficit                                                         (29,850)               (27,972)
                                                                           ---------              ---------

Total Stockholders' Equity                                                    1,912                  3,253
                                                                           ---------              ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $  7,173               $  4,314
                                                                           =========              =========


The accompanying notes are an integral part of these consolidated financial statements.



PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of United States dollars, except loss per share and share amounts)


YEAR ENDED DECEMBER 31:                                                          2003              2002
                                                                             ------------      ------------
Revenues                                                                     $     1,217       $     2,319
                                                                             ------------      ------------

Cost of Revenues                                                                    (698)           (1,787)
                                                                             ------------      ------------

Gross Margin                                                                         519               532

Selling, General and Administrative expenses                                      (2,758)           (2,912)
Depreciation and amortization                                                        (76)             (264)
Provision for written off of fixed assets                                           (208)               --
                                                                             ------------      ------------

LOSS FROM OPERATIONS                                                              (2,523)           (2,644)

Interest Income                                                                       27                33
Sundry income                                                                         54                --
                                                                             ------------      ------------

LOSS BEFORE INCOME TAXES, MINORITY INTEREST AND DISCONTINUED OPERATIONS           (2,442)           (2,611)

Provision for income taxes (Note 12)                                                 (32)               --
Provision for impairment loss of affiliated companies (Note 5)                        --               (97)
Minority Interests                                                                   596              (106)
                                                                             ------------      ------------

LOSS BEFORE DISCONTINUED OPERATIONS                                               (1,878)           (2,814)
                                                                             ------------      ------------

LOSS FROM DISCONTINUED OPERATIONS (NOTE 2)                                            --              (107)

NET LOSS AVAILABLE TO COMMON STOCKHOLDERS                                    ($    1,878)      ($    2,921)
                                                                             ------------      ------------

BASIC AND DILUTED LOSS PER COMMON SHARE:
Loss from continuing operations                                              ($     0.36)      ($     0.67)
Loss from discontinued operations                                                     --       ($     0.03)
                                                                             ------------      ------------

Net loss                                                                     ($     0.36)      ($     0.70)

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                5,234,744         4,191,816


The accompanying notes are an integral part of these consolidated financial statements.


PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands of United States dollars, except loss per share and share amounts)


                                                                            CUMULATIVE
                                                              ADDITIONAL        OTHER                                     TOTAL
                                     PREFERRED    COMMON       PAID-IN      COMPREHENSIVE   ACCUMULATED    TREASURY    STOCKHOLDERS'
                                       STOCK       STOCK       CAPITAL      INCOME/(LOSS)     DEFICIT       STOCK         EQUITY
                                       -----       -----       -------      -------------     -------       -----         ------
BALANCE AT DECEMBER 31, 2001
    (1,634,628 SHARES)              $      -     $      -      $ 26,755      $    (22)        $(25,051)    $      -      $  1,682

COMPREHENSIVE LOSS:
Net loss                                   -            -             -             -           (2,921)           -        (2,921)
Change in Cumulative Effect of
    Foreign Currency Translation           -            -             -            (2)               -            -            (2)
                                                                                                                         ---------
TOTAL COMPREHENSIVE LOSS                                                                                                   (2,923)
                                                                                                                         ---------

Issuance of common stock for services
    (337,007 shares)                       -            -           263             -                -            -           263
Issuance of common stock to acquire
    fixed assets (155,058 shares)          -            -           186             -                -            -           186
Issuance of common stock to satisfy
    liabilities (60,585 shares)            -            -            50             -                -            -            50
Issuance of common stock for cash
    (2,725,000 shares)                     -            1         3,999             -                -            -         4,000
Treasury Stock acquired, at cost
    (4,970 shares)                         -            -             -             -                -           (5)           (5)
Share adjustment (56 shares reduction)     -            -             -             -                -            -             -
                                    ---------    ---------     ---------     ---------        ---------    ---------     ---------

BALANCE AT DECEMBER 31, 2002
    (4,907,252 SHARES)                     -            1        31,253           (24)         (27,972)          (5)        3,253

COMPREHENSIVE LOSS:
Net loss                                   -            -             -             -           (1,878)           -        (1,878)
                                                                                                                         ---------

TOTAL COMPREHENSIVE LOSS                                                                                                   (1,878)
                                                                                                                         ---------

Shares returned to the treasury
    (800,000 shares)                       -            -             -             -                -            -             -
Issuance of common stock to satisfy
    services (16,725 shares)               -            -            27             -                -            -            27
Issuance of common stock for
    officer's exercise of stock
    options as part of employment
    compensation (200,000 shares)          -            -           100             -                -            -           100
Exercise of stock options and
    warrants for cash (240,000 shares)     -            -           410             -                -            -           410
                                    ---------    ---------     ---------     ---------        ---------    ---------     ---------

BALANCE AT DECEMBER 31, 2003
    (5,363,977 SHARES)              $      -     $      1        31,790      $    (24)        $(29,850)    $     (5)     $  1,912
                                    ---------    ---------     ---------     ---------        ---------    ---------     ---------


The accompanying notes are an integral part of these consolidated financial statements.


PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars, except loss per share and share amounts)


                                                                           2003          2002
                                                                         --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                 ($1,878)      ($2,921)
Adjustment to reconcile net loss to net cash used in operating activities:
Expenses settled by issuance of common shares                                127           313
Minority Interest                                                           (596)           98
Loss on disposal of fixed assets                                             208           142
Provision for impairment of software development costs                       761           122
Provision for impairment of affiliated companies                              --            97
Provision for write-off of goodwill                                           19            --
Depreciation                                                                  72           154
Amortization                                                                   4           110
Changes in:

Accounts receivable and other current assets                                 272           145
Inventories                                                                   --            93
Other payables and accrued expenses                                          106          (525)
                                                                         --------      --------
Net cash used in operating activities                                       (905)       (2,172)
                                                                         --------      --------

CASH FLOWS FROM INVESTMENT ACTIVITIES
Increase in restricted cash-pledged bank deposits                            (52)           --
Acquisition of property and equipment                                        (29)          (14)
Acquisition of intangible assets                                             (19)           --
Acquisition of subsidiaries                                                 (211)           --
Acquisition of affiliate company interests                                    --           (22)
                                                                         --------      --------

Net cash used in investing activities                                       (311)          (36)
                                                                         --------      --------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Advances under bank line of credit                                           634           565
Proceeds from sale of common stock                                            --         4,000
Proceeds from exercise of stock options and warrants                         410            --
Repayment of amount borrowed                                                (465)           --
New bank loans                                                               717            --
New finance lease                                                             49            --
Purchases of treasury stock                                                   --            (5)
                                                                         --------      --------

Net cash provided by financing activities                                  1,345         4,560
                                                                         --------      --------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       --            (2)
                                                                         --------      --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                    129         2,350
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                               3,694         1,344
                                                                         --------      --------

CASH AND CASH EQUIVALENTS, END OF YEAR                                   $ 3,823       $ 3,694
                                                                         --------      --------

CASH PAID FOR:
     Interest                                                                 54             8
     Income taxes                                                             --            --

NONCASH INVESTING AND FINANCING ACTIVITIES:
Investment in subsidiary acquired through issuance of subscriptions
     payable                                                             $   722       $    --
Common stock issued to satisfy certain liabilities and to settle
     expenses                                                            $   127       $   313
Common stock issued to acquire fixed assets                              $    --       $   186


The accompanying notes are an integral part of these consolidated financial statements.

PACIFICNET INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in United States dollars unless otherwise stated)


1.       NATURE OF OPERATIONS

         PacificNet Inc. (referred to herein as "PacificNet" or the "Company") was originally incorporated in the State of Delaware on April 8, 1987.

         PacificNet is an Asian information technology solutions provider that develops and implements full service information technology ("IT") solutions. In fiscal year 2002, the Company reduced the business-to-business electronic commerce initiatives to focus on IT consulting services and the licensing of proprietary software technologies. The Company provides telecommunication voice and data network communications products and services. The Company's business strategy is to expand its role in the rapidly growing business sector, namely the IT solution provision and network communication businesses, in the Asian market, particularly the greater PRC region.

         Operating Risks - The Company's business is characterized by rapid technological change, new product and service development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including limited operating history, uncertain profitability, history of losses and risks associated with the Internet, e-commerce and the ability to raise additional capital.

2.       BUSINESS DISPOSITIONS AND RESCINDED TRANSACTIONS

         Business Disposition - In September 2001, the Board of Directors of the Company approved a plan not to further invest in Laptizen.com Limited ("Laptizen") subsidiary. Laptizen is a Hong Kong value added reseller of computer systems. As of December 31, 2001 all activities related to Laptizen had significantly reduced and the Company planned to liquidate Laptizen. During the year ended December 31, 2001, the Company wrote-off associated Laptizen goodwill of $89,000. Revenue and net loss information related to Laptizen operations is as follows (in thousands):

                                            YEAR ENDED DECEMBER 31,
                                           ------------------------
                                              2003           2002
                                           --------        --------
         Revenues                          $     -         $    15
         Net loss                          $     -         $  (107)

         Rescinded transaction - The Company has ceased its participation with International Elite Limited (IEL) in the joint venture company, PacificNet Communications Limited - Macao Commercial Offshore (the "Joint Venture"). Pursuant to the terms of the Equity Joint Venture Agreement, signed on December 21, 2002, the Company was required to obtain the requisite regulatory and shareholder approval to issue 34 million shares of the Company's common stock in connection with the Joint Venture transaction. The Company still has not received the necessary regulatory and shareholder approval to issue the shares. Since the Company was unable to obtain shareholder approval, the board of directors of the Company determined that it was in the best interest of the Company to terminate its interest in the Joint Venture. Since the Company has not obtained regulatory and shareholder approval of the joint venture transaction and the Company does not control the operating and financing decisions of the joint venture, the Company does not consolidate the assets, liabilities, revenues and expenses of the joint venture. The Company will no longer seek approval to issue the 34 million shares to the Joint Venture and the original 800,000 deposit shares held in escrow were canceled and returned to the Company's treasury. The termination agreement was signed on March 30, 2004. (See Note 15).

         The following 2003 unaudited quarterly interim information has been restated to present the results of operations for the Company as a result of the joint venture termination (in thousands):

                                               March 31      June 30      September 30
                                               --------      -------      ------------
         Revenues                              $    92       $   220       $   344
         Net loss                              $  (614)      $  (846)      $(1,032)
         Basic and diluted loss per share      $ (0.12)      $ (0.15)      $ (0.20)

         The net effect of the restatement for the 2003 quarterly interim information was as follows:

         March 31 - overstatement of revenues of $1,175,000, understatement of net loss of $337,000, and understatement of loss per share of $0.06 per share.

         June 30 - overstatement of revenues of $2,334,000, understatement of net loss of $694,000, and understatement of loss per share of $0.12 per share.

         September 30 - overstatement of revenues of $3,510,000, understatement of net loss of $1,033,000, and understatement of loss per share of $0.20.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Principles of Consolidation and Presentation
         --------------------------------------------

                  The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America and present the financial statements of the Company and its wholly owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

b.       Investments in Affiliated Companies
         -----------------------------------

                  Investments in the Company's subsidiaries or joint venture are fully consolidated in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries," because the voting power authorizing all major operating and financing decisions for the subsidiaries or joint venture rests with the board of directors of the Company.

c.       Revenue Recognition
         -------------------

                  Revenues from services rendered consist primarily of license and support revenue from consulting, implementation and training services. Revenue from license agreements is recognized when:

                  (i) a signed non-cancelable software license exists,
                  (ii) delivery has occurred,
                  (iii) the Company's fee is fixed or determinable, and
                  (iv) collectibility is probable at the date of sale.

                  Revenue from support services is recognized when (i) the services are performed, (ii) collectibility is probable and
                  (iii) such revenues are contractually nonrefundable. Revenues from the sale of products and systems is recognized when the product and system is completed, shipped, and risks and rewards of ownership have transferred.

d.       Allowance for Doubtful Accounts
         -------------------------------

                  The Company presents accounts receivable, net of allowances for doubtful accounts and returns. The allowances are calculated based on a detailed review of certain individual customer accounts, historical rates and an estimate of the overall economic conditions affecting the Company's customer base. The Company reviews a customer's credit history before extending credit. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company also records reserves for bad debt for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

e.       Estimates and Assumptions
         -------------------------

                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

f.       Property and Equipment
         ----------------------

                  Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term, ranging from three to five years.

g.       Inventories
         -----------

                  Inventories consist of finished goods and are stated at the lower of cost or market value. Cost is computed using the first-in, first-out method and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Market value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or management estimates based on prevailing market conditions.

h.       Foreign Currency Translation
         ----------------------------

                  The functional currency of the Company is United States dollars (US$) and the financial records are maintained and the financial statements prepared in US$. The functional currency of the Company's subsidiaries is Hong Kong dollars (HK$) and the financial records of the subsidiaries are maintained and the financial statements are prepared in HK$.

                  The translation of the financial statements into US$ is performed for balance sheet accounts using the closing exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The resulting foreign currency translation gain or loss is included in Cumulative Other Comprehensive Loss, which is shown separately from retained earnings in the equity section of the balance sheet.

i.       Income taxes
         ------------

                  The Company and its subsidiaries account for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the year that covers the enactment in the near-future date. A valuation allowance will be provided when there is an uncertainty that a deferred tax benefit will be realized.

j.       Goodwill and Purchased Intangible Assets
         ----------------------------------------

                  Goodwill and purchased intangible assets determined to have indefinite useful lives related to acquisitions after June 30, 2001 are not amortized, in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) SFAS No. 142, "Goodwill and Other Intangible Assets."

k.       Impairment of Long-Lived Assets
         -------------------------------

                  The Company periodically assesses the need to record impairment losses on long-lived assets, such as property, plant and equipment, goodwill and purchased intangible assets, used in operations and its investments when indicators of impairment are present indicating the carrying value may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. All goodwill will no longer be amortized and potential impairment of goodwill and purchased intangible assets with indefinite useful lives will be evaluated using the specific guidance provided by SFAS No. 142 and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This impairment analysis will be performed at least annually. For investments in affiliated companies that are not majority-owned or controlled, indicators or value generally include revenue growth, operating results, cash flows and other measures. Management then determines whether there has been a permanent impairment of value based upon events and circumstances that have occurred since acquisition. It is reasonably possible that the impairment factors evaluated by management will change in subsequent periods, given that the Company operates in a volatile environment. This could result in material impairment charges in future periods.

l.       Research and Development Costs and Capitalized Software Costs
         -------------------------------------------------------------

                  Expenditures related to the research and development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred, unless they are required to be capitalized.

                  Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a detailed program design or working model of the product, and ending when a product is available for release to customers. For the year ended December 31, 2003, the Company did not capitalize (2002: $0) any costs related to the purchase of software and related technologies and content, which provide new functionality for the Company's existing software products and the Company wrote off all the costs and expenses incurred of $761,000 during the year (2002:
                  $93,545). The Company amortized capitalized software development costs of $106,837 in 2002.

m.       Loss per share
         --------------

                  Basic and diluted earnings or loss per share amounts in the financial statements are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings or loss per share is based on the weighted average number of common shares outstanding. Diluted earnings or loss per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic earnings/loss per share is computed by dividing net income/loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period and excludes the dilutive effect of stock options and warrants because to do so would be antidilutive. All per share and per share information are adjusted retroactively to reflect stock splits and changes in par value.

n.       Stock-Based Compensation Plans
         ------------------------------

                  The Company has adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds including tax benefits realized, are credited to equity. The pro forma disclosure requirements of SFAS No. 123 are included in Note 11.

o.       Other Comprehensive Income
         --------------------------

                  Comprehensive income includes net earnings as well as additional other comprehensive income, such as translation adjustments, in the financial statements and displays the accumulated balance of other comprehensive income separately from retained earnings in the equity section of the balance sheet.

p.       Advertising Costs
         -----------------

                  Advertising costs are expensed as incurred and amounted to $9,114 in 2003 (2002: $4,954).

q.       Cash Equivalents
         ----------------

                  Highly liquid investments with maturity of three months or less at the time of acquisition are considered cash equivalents.

r.       Related Party Transactions
         --------------------------

                  A related party is generally defined as (i) any person that holds 10% or more of the Company's securities including such person's immediate families, (ii) the Company's management,
                  (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or
                  (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. (See Note 13).

s.       Reclassification
         ----------------

                  Certain prior period amounts have been reclassified to conform to the current year presentation. These changes had no effect on previously reported results of operations or total stockholders' equity.

t.       Fair Value of Financial Instruments
         -----------------------------------

                  For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, bank lines of credit, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

4.       RECENT ACCOUNTING PRONOUNCEMENTS

         New pronouncements by the Financial Accounting Standards Board (FASB) that have recently become effective or are yet to be effective are SFAS No. 145 through SFAS No. 150 and Interpretations No. 45 and No. 46, none of which are expected to have a significant affect on the Company's financial statements:

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in July 2002. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities, including (1) costs to terminate contracts that are not capital leases; (2) costs to consolidate facilities or relocate employees; and (3) termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The provisions of this Statement will be effective for exit or disposal activities initiated after December 31, 2002.

         In October 2002, the FASB issued SFAS No. 147, "ACQUISITIONS OF CERTAIN FINANCIAL INSTITUTIONS, AN AMENDMENT OF FASB STATEMENTS NO. 72 AND 144 AND FASB INTERPRETATION NO. 9," which applies to the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. SFAS No. 147 removes the requirement in SFAS No. 72 and Interpretation 9 thereto, to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. This statement requires that those transactions be accounted for in accordance with SFAS No. 141, "BUSINESS COMBINATIONS," and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." In addition, this statement amends SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS," to include certain financial institution-related intangible assets. This statement is effective for acquisitions for which the date of acquisition is on or after October 1, 2002, and is not applicable to the Company.

         In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity's product warranty liabilities. Initial recognition and measurement provisions of the Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2002, the company did not have any outstanding guarantees.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure," an amendment to SFAS 123, "Accounting for Stock-Based Compensation," SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal year ending after December 31, 2002. The Company has elected to continue using the intrinsic value method of accounting for stock-based compensation. Therefore, the amendment to SFAS 123 will not have any effect on the companies' financial statements.

         In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

         In April 2003, the FASB issued SFAS No. 149, "Accounting for Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is generally effective for contracts entered into or modified after June 30, 2003, and all provisions should be applied prospectively. This statement does not affect the Company.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. This statement does not affect the Company.

5.       GOODWILL AND INVESTMENTS IN AFFILIATED COMPANIES

         Goodwill consists of the following as of December 31, 2003 (in thousands):

                                                                         PURCHASE PRICE / OWNERSHIP % AND BUSINESS
                    DESCRIPTION                       AMOUNT                           DESCRIPTION
        ------------------------------------   -----------------------   -----------------------------------------
        GOODWILL:

        PacificNet Solutions Limited                     $     19        60% ownership; IT solution and system
                                                                         integration that specializes in systems
                                                                         integration, software application, and
                                                                         e-business solutions services in Hong Kong
                                                                         and Greater China.

        Epro Telecom Holdings Limited                    $    567        $3,500,000 payable in cash and common stock;
                                                                         50% ownership; Value-added telecom services
                                                                         (VAS), call center and customer relationship
                                                                         management (CRM) services in Hong Kong and
                                                                         Greater China. (See Note 10)

        Beijing Linkhead Technologies Co., Ltd           $   (147)       $4,973,000 payable in cash and common
                                                                         stock;51% ownership; Value-added services
                                                                         (VAS), interactive voice response (IVR)
                                                                         system development and integration, voice
                                                                         internet portals, computer telephony
                                                                         integration (CTI), VoIP, internet and mobile
                                                                         application development, telecom customer
                                                                         relationship management (CRM) services in
                                                                         Greater China. (See Note 10)

        Less: Goodwill written off                            (19)
                                                         ---------
                                                         $    420

                                       42

Investments in affiliated companies and goodwill consist of the following as of December 31, 2002 (in thousands):

                                                                                 COLLATERAL/OWNERSHIP % AND
                         DESCRIPTION                       AMOUNT                   BUSINESS DESCRIPTION
        ------------------------------------   -----------------------   -----------------------------------------

        INVESTMENTS IN AFFILIATED COMPANIES:

        Xmedia Holdings Inc                                    95      25% ownership; provides new media business
                                                                       development and marketing to advertisers.

        Less: Provision for Impairment                        (95)
                                                         ---------
                                                         $      -
                                                         ---------

        GOODWILL:

        PacificNet Solutions Limited                     $     21      60% ownership; IT solution and system
                                                                       integration that specializes in systems
                                                                       integration, software application, and
                                                                       e-business solutions services in Hong Kong
                                                                       and Greater China.

        Less: Provision for Amortization                       (2)
                                                         ---------
                                                               19
                                                         ----------

6.       PROPERTY AND EQUIPMENT, NET

         Property and equipment consists of the following as of December 31 (in thousands):

                                                                       2003                    2002
                                                                     ---------               ---------
        Office furniture, fixtures and leasehold improvements        $      4                $     47
        Computers and office equipment                                  4,938                     463
        Motor Vehicles                                                      -                      16
        Less: Accumulated depreciation                                 (4,476)                   (242)
                                                                     ---------               ---------
        Net Property and Equipment                                   $    466                $    284
                                                                     =========               =========

         Depreciation charged to expense during the years ended December 31, 2003 and 2002 was $72,000 and $154,000

7.       COMMITMENTS AND CONTINGENCIES

         OPERATING LEASES - The Company leases warehouse and office space under operating leases for two years with fixed monthly rentals. None of the leases included contingent rentals. Lease expense charged to operations for 2003 amounted to $109,000 (2002: $231,000). Future minimum lease payments under non-cancelable operating leases at December 31:

         2004                                             $    215
         2005                                                   82
                                                          ---------
                                                          $    297
                                                          =========

         BANK LINE OF CREDIT - The Company has an overdraft banking facility from our major bankers, DBS Bank (Hong Kong) Limited and Citibank NA Hong Kong, in the amount of $1,309,000 (HK $10,200,000), which is secured by a pledge of the Company's fixed deposits in the amount of $923,000 (HK$7,000,000) pursuant to the following terms: interest will be charged at the Hong Kong Prime Rate per annum and payable at the end of each calendar month or the date of settlement, which ever is earlier. As of December 31, 2003, the Company utilized US$1,199,000 of the above-mentioned banking facility.

         (2002): The Company has an overdraft banking facility from our major banker DBS Bank (Hong Kong) Limited, in the amount of $1,026,000 (HK $8,000,000), which is secured by a pledge of the Company's fixed deposits, in the amount of $923,000 (HK $7,000,000), pursuant to the following terms: interest will be charged at Hong Kong Prime Rate per annum and payable at the end of each calendar month or the date of settlement, whichever is earlier. As of December 31, 2002, the Company utilized US $565,000 of the above mentioned bnaking facility.

         COMMON STOCK (CONTINGENT SHARES) - See details in Note 10.

         CONTINGENCIES - From time to time the Company is subject to certain asserted and unasserted claims encountered in the normal course of business. It is the Company's belief that the resolution of these matters will not have a material adverse effect on its financial position or results of operations, however, the Company cannot provide assurance that damages that result in a material adverse effect to its financial position or results of operations will not be imposed in these matters. The Company accounts for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

8.       BANK LOANS

         Bank loans represent the following at December 31:

                                                     2003               2002
                                                   ---------          ---------
        Secured [1]                                $  1,776           $      -
        Unsecured                                         6                  -
        Less:  current portion                       (1,405)                 -
                                                   ---------          ---------
        Non current portion                        $    377           $      -
                                                   =========          =========

         [1] The loans were secured by the following: joint and several personal guarantees executed by certain directors of the subsidiary of the Company; corporate guarantee executed by a subsidiary of the Company; second legal charge over a property owned by a subsidiary of the Company; charge over certain trade receivables of a subsidiary of the Company; and pledged bank deposits of a subsidiary of the Company in the amount of $212,000 (2002: $0).

         Aggregate future maturities of borrowing for the next five years are as follows: (2004: $1,405,000; 2005: $302,000; 2006: $75,000; 2007: $0;
         and 2008: $0)

         The Company has established lines of credit with quality financial institutions of approximately $1,540,000 (HKD$12,000,000) to finance general working capital requirements and trade transactions. Interest is charged at the bank's prime lending rate plus 0.5%-2% per annum depending on the reason for the utilization of the line, i.e. overdraft protection, receivable financing, etc. At December 31, 2003, the Company had available unused lines of credit of approximately $557,000.

9.       CAPITAL LEASE OBLIGATIONS

         The Company leases various equipment under capital leases expiring in various years through 2005. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lesser of their related lease terms or their estimated productive lives and are secured by the assets themselves. Depreciation of assets under capital leases is included in depreciation expense for 2003 and 2002.

         Aggregate minimum future lease payments under capital leases as of December 31, 2003 for each of the next five years are as follows:
         (2004: $173,000; 2005: $85,000; 2006: $70,000; 2007: $0; and 2008: $0)

         Capital lease obligations represent the following at December 31:

                                                                                2003                    2002
                                                                              ---------               ---------
        Total minimum lease payments                                          $    328                $      -
        Interest expense relating to future periods                                (27)                      -
                                                                              ---------               ---------
        Present value of the minimum lease payments                                301
        Less:  current portion                                                    (152)                      -
                                                                              ---------               ---------
        Non current portion                                                   $    149                $      -
                                                                              =========               =========

         Following is a summary of fixed assets held under capital leases at December 31:

                                                                                2003                    2002
                                                                              ---------               ---------
        Computers and office equipment                                        $    268                $      -
        Less:  accumulated depreciation                                           (205)                      -
                                                                              ---------               ---------
                                                                              $     63                $      -
                                                                              =========               =========

10.      BUSINESS ACQUISITIONS AND SUBSCRIPTION PAYABLE

         In December 2003, the Company executed agreements and acquired controlling interests in two subsidiaries. The purchase price was payable in cash and shares of common stock as follows:

         Epro Telecom Holdings Limited [1]                             $500,000
         Beijing Linkhead Technologies Co., Limited [2]                $222,500
                                                                       --------
                                                                       $722,500
                                                                       ========

         [1] Epro Telecom Holdings Limited - On December 1, 2003, the Company completed an agreement to acquire a 50% ownership interest for total consideration of $3,500,000 payable in cash ($500,000) and the issuance of common stock $3,000,000 (600,000 shares valued at $5.00 per share). Within 90 days of signing the agreement, the Company is required to pay $500,000 and within 30 days the Company is required to deliver 100,000 shares ("deposit shares") of common stock to Epro as a refundable deposit. As of the date of issuance of these financial statements, the Company has paid the $500,000 and issued the 100,000 deposit shares of common stock to Epro. The remaining 500,000 shares of common stock are to be held by an Escrow Agent and released in specified amounts based on the achievement of certain earnings criteria. Additionally, the Company has agreed to issue a maximum of 300,000 bonus shares of common stock per year for achieving net income in excess of $1,000,000 in 2004 and 2005. Epro is also required to return a portion of the shares equivalent to the dollar amount of the shortfall of net income in years 2004 and 2005.

         [2] Beijing Linkhead Technologies Co., Limited - On December 15, 2003, the Company completed an agreement to acquire a 51% ownership interest for total consideration of $4,972,500 payable in cash ($222,500) and the issuance of common stock $4,750,000 (950,000 shares valued at $5.00 per share). Within 30 days of signing the agreement, the Company is required to pay $222,500 and to deliver 350,000 shares ("deposit shares") of common stock as a refundable deposit. As of the date of issuance of these financial statements, the Company has paid the $222,500 and issued the 350,000 deposit shares of common stock to Linkhead. The remaining 600,000 shares of common stock are to be held by an Escrow Agent and released in specified amounts based on the achievement of certain earnings criteria. Additionally, the Company has agreed to issue a maximum of 600,000 bonus shares of common stock for achieving net income in excess of $1,500,000.

         The Company has consolidated the financial results of the above-mentioned companies at December 31, 2003, because concurrent with signing the agreements, the Company obtained a controlling financial interest and the normal attributes of ownership expected with an acquisition such as effective control and ownership of the assets acquired, liabilities assumed, and the operating and financing decisions of the acquired companies transferred on that date. Further, the Company obtained the benefits derived and/or detriments incurred with respect to the acquired companies. Therefore, since the Company has a controlling financial interest and controls the operating and financing decisions of the acquired companies, the Company fully consolidates their assets, liabilities, revenues and expenses.

         The following unaudited pro forma information is based on the assumption that the acquisitions took place as of the beginning of the period, with comparative information for the immediately preceding period as though the acquisitions had been completed at the beginning of the period. The financial information for Linkhead has not been included for 2002 because it was not in existence.

                                                      2003               2002
                                                    --------           --------
        Net revenues                                $  6,825           $  8,252
                                                    ========           ========

        Net loss                                    $  1,793           $  3,396
                                                    ========           ========

        Basic and diluted loss per share            $   0.32           $   0.80
                                                    ========           ========

11.      STOCKHOLDERS' EQUITY

a.       Allotment and repurchase of common stock

         COMMON STOCK.

         For the year ended December 31, 2003, the Company issued (i) 16,725 shares for cash consideration of $27,000 to settle expenses, (ii) 200,000 shares as a result of providing compensation for the officer according to the employment contract of $100,000, and (iii) 240,000 shares as a result of exercise of stock options and warrants for cash consideration of $410,000.

         For the year ended December 31, 2002, the Company issued (i) 155,058 shares with a market value of $186,000 to acquire fixed assets, (ii) 60,585 shares with a market value of $50,000 to satisfy certain current liabilities, (iii) 337,007 shares with a market value of $263,000 to settle the expenses, and (iv) 2,725,000 shares for private placement of $4,000,000. The private placements were as follows:

         (a) $520,000 Private Placement -- In January 2002, the Company completed a $520,000 private placement by issuing 325,000 shares of restricted common stock at a price of $1.60 per share. The issuance of shares represented 19.9% of the number of shares issued and outstanding prior to the closing of transaction in January 2002.

         (b) $3,480,000 Private Placement -- On March 28 2002, the Company completed a $3,480,000 private placement by issuing 2,400,000 shares of restricted common stock at a price of $1.45 per share to Sino Mart Management Limited ("Sino Mart"), whose executive director is the father of the Chairman and CEO of the Company. In addition, the Company issued Sino Mart a warrant to purchase up to an additional 600,000 shares of restricted common stock at $1.45 per share. The warrant is fully exercisable beginning on April 1, 2002. The $3,480,000 private placement transaction was approved at a special stockholder meeting held on March 25, 2002.

         TREASURY STOCK.

         For the year ended December 31, 2003, the Company returned to treasury 800,000 shares issued as a deposit for a business acquisition that was terminated. (See Note 2 for details)

         For the year ended December 31, 2002, the Company repurchased 4,970 shares of common stock for a total of $5,000.

b.       STOCK OPTION PLAN

         On December 23, 2003, stockholders of the Company adopted an amendment to the Stock Option Plan (the "Plan") to increase the number of shares reserved under the Plan from 1,666,667 to 2,000,000. The purpose of the Plan is to attract and retain the best available personnel for positions of responsibility and to provide incentives to such personnel to promote the success of the business.

         The Plan provides for the grant to directors, officers, employees and consultants of the Company (including its subsidiaries) of options to purchase shares of common stock. Options granted under the Plan may be "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. To date, all options granted have been nonqualified options. The exercise price of incentive stock options may not be less than 100% of the fair market value of the common stock as of the date of grant. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. Options granted under the Plan fully vest through June 2005..

         The status of the Stock Option Plan as of December 31, 2003, is as follows:

                                                                      OPTIONS                  EXERCISE PRICE
                                                                      -------                  --------------
        Outstanding, December 31, 2001                                123,400                   $4.15-$9.375
        Granted                                                       221,933                   $0.50-$9.375
        Canceled                                                      (32,733)                  $0.50-$9.375
                                                                    ----------
        Options outstanding, December 31, 2002                        312,600                   $0.50-$9.375
        Granted                                                       963,000                    $1.75-$4.25
        Exercised                                                    (350,000)                   $0.50-$1.90
        Canceled                                                            -                   $0.50-$9.375
        Options outstanding, December 31, 2003                        925,600                   $0.50-$9.375
                                                                    ==========                  ============
        Options exercisable, end of year                              145,600                   $0.50-$9.375
                                                                    ==========                  ============

         ADDITIONAL INFORMATION ON OPTIONS OUTSTANDING AND EXERCISABLE AS OF DECEMBER 31, 2003 IS AS FOLLOWS:

                                                                                                   WEIGHTED
                                         WEIGHTED AVERAGE                                      AVERAGE REMAINING
                                          EXERCISE PRICE                  OPTIONS               CONTRACTUAL LIFE
                                          --------------                  -------               ----------------
        Options outstanding                     $3.02                     925,600                  2.38 years
        Options exercisable                     $1.73                     145,600                  1.47 years

         The fair value of options granted during 2003 and 2002, respectively, was approximately $2.17 and $1.55 per option based on the Black-Scholes option pricing model using valuation assumptions of: a) average remaining contractual life of three years; b) expected volatility of 129.8% and 183.6%, c) dividend yield of 0%; and d) a risk free interest rate of 2.5 % and 4.00%.

         The Company's net loss and net loss per common share would have increased to the pro forma amounts indicated below if compensation cost for the Company's stock option had been determined based on fair value at the grant date for awards in accordance with SFAS No. 123, (in thousands, except per share amounts):

                                                       2003              2002
                                                    ---------         ---------
        Net loss
        As reported                                 $ (1,878)         $ (2,921)
        Pro forma                                     (3,968)           (3,097)
        Net loss per share
        As reported                                 $  (0.36)         $  (0.70)
        Pro forma                                      (0.76)            (0.74)

c.       WARRANTS

         Fiscal Year 2003: For the year ended December 31, 2003, 100,000 warrants at an exercise price of $1.75 have been exercised.

         Fiscal Year 2002: On March 25, 2002, the Company issued warrants to purchase up to 600,000 shares of common stock of the Company at an exercise price of $1.45 per share. The warrants are exercisable through April 5, 2005. (See Note 13.)

         On December 30, 2002, the Company issued warrants to purchase up to 300,000 shares of common stock of the Company at an exercise price of $1.74 per share. The warrants are exercisable through December 30, 2005.

12.      INCOME TAXES

         Hong Kong profits tax has been provided at a rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong for each of the years ended December 31, 2003 and 2002. Provision for Hong Kong profits tax for 2003 was $32,000 (2002: $0.) There is no provision for U.S. federal income tax due to the Company's loss position.

         Deferred tax asset represents the tax benefit of U.S. net operating loss carryforwards as follows:

                                                     2003               2002
                                                   ---------          ---------
        Non current deferred tax asset             $  1,146           $    884
        Valuation allowance                          (1,146)              (884)
        Net deferred tax asset                     $      -           $      -
                                                   =========          =========

         The Company and its subsidiaries are subject to income taxes on an equity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company is subject to United States federal income tax at a rate of 34%. The Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 17.5% (2002: 16%)%. The reconciliation of the United States federal income tax rate to the effective income tax rate based on the loss before income taxes in the consolidated statements of operations is as follows (in thousands):

        ENTITY                                            2003           2002
        ------------------------------------------      ---------      ---------
        Company, including discontinued operations      $   (771)      $ (1,357)
        Hong Kong subsidiaries                            (1,107)        (1,564)
                                                        ---------      ---------
        Total                                           $ (1,878)      $ (2,921)
                                                        =========      =========

         No tax benefits have been recorded related to the loss generated by the Company or any of its subsidiaries. The reconciliation of the United States federal income tax rate to the effective income tax rate based on the loss before income taxes in the consolidated statements of operations is as follows:

                                                                    2003                       2002
                                                                    --------                --------
        United States federal income tax rate                       $ (34.0%)               $ (34.0%)
        Tax losses not recognized                                       9.7                     9.6
        Effect of different tax rates in foreign jurisdictions         24.3                    24.4
                                                                    --------                --------
        Effective income tax rate                                          -%                      -%
                                                                    --------                --------

         The valuation allowance increased by $456 and $712 at December 31, 2003 and 2002, respectively. The Company has net operating loss carryforwards of approximately $3,300 available to offset future income, which expire through 2022. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

13.      RELATED PARTY TRANSACTIONS

         Employment Agreement - The Company has an employment agreement with its President and Chief Executive Officer. The employment agreement provides for $100,000 cash compensation plus $60,000 annual share compensation until April 1, 2005. The officer who is also eligible for an annual bonus for each fiscal year of the Company during the term based on performance standards as the Board or compensation committee designates. The CEO is entitled to receive a monthly housing allowance of $2,500, monthly automobile allowance of $500, Tax Preparation expenses of $2,000 per year, and Cash Bonus based on net profit of the Company. Under the Company's stock option plan, the President and CEO was granted an option to acquire 200,000 shares at an exercise price per share of $0.50, which has been exercised during the year.

         Fiscal Year 2002: On March 28, 2002, the Company completed a $3,480,000 private placement by issuing 2,400,000 shares of restricted common stock at a price of $1.45 per share to Sino Mart Management Limited ("Sino Mart"), whose executive director is the father of the chairman and CEO of the Company. In addition, the Company issued Sino Mart a warrant to purchase up to an additional 600,000 shares of restricted common stock at $1.45 per share. The warrant is fully exercisable beginning on April 1, 2002. The $3,480,000 private placement transaction was approved at a special stockholder meeting held on March 25, 2002.

         The Company's issuance of restricted shares and warrant to Sino Mart represents approximately 62% of the number of shares of the Company's common stock outstanding after the private placement based on beneficial ownership on a fully-diluted basis, making Sino Mart the largest shareholder of the Company.

         The Company received $105,450 from Webplus Inc in which one of the directors of the Company also served as a director of Webplus Inc.

14.      SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         The following table set forth selected quarterly financial information for the fiscal 2003 quarters ended December 31, 2003 and for the fiscal 2002 quarters ended December 31, 2002. The operating results for any given quarter are not necessarily indicative of results for any future periods (in thousands).

                                            Fiscal 2003 Quarter Ended                    Fiscal 2002 Quarter Ended
                                    ----------------------------------------     ----------------------------------------
                                    31-Mar     30-Jun      30-Sep     31-Dec     31-Mar      30-Jun     30-Sep     31-Dec
                                    ------     ------      ------     ------     ------      ------     ------     ------
Revenue                                 $92       $128       $124        $873     $1,396       $723        $187        $13
Gross margin/(Loss)                      56         82         28         353        298       (256)         99       (121)
Loss from operations                   (450)      (248)      (243)     (1,582)      (303)      (340)       (483)    (1,518)
Other items, net                       (164)        16         57         736         22         21           5        (15)

Provision for impairment of
   affiliated companies                   -          -          -           -         (7)        (7)         (8)       (75)

Loss from discontinued operations         -          -          -           -          -          -           -       (107)
                                     -------    -------    -------     -------    -------    -------    --------    -------
Net loss                              $(614)     $(232)     $(186)      $(846)     $(365)     $(376)    $(1,251)     $(929)
                                     -------    -------    -------     -------    -------    -------    --------    -------

BASIC AND DILUTED LOSS PER SHARE:

Loss from continuing operations      $(0.09)    $(0.04)    $(0.05)     $(0.26)    $(0.11)    $(0.09)     $(0.12)    $(0.36)
Other items, net                      (0.03)       -         0.01        0.12       0.01       0.01         -          -
Provision for impairment losses
   of affiliated companies              -          -          -           -          -          -           -        (0.02)
Net losses from discontinued
   operations                           -          -          -           -          -          -           0.01     (0.03)
                                     -------    -------    -------     -------    -------    -------    --------    -------

Net losses                           $(0.12)    $(0.04)    $(0.04)     $(0.14)    $(0.14)    $(0.10)     $(0.32)    $(0.22)
                                     -------    -------    -------     -------    -------    -------    --------    -------

15.      EVENTS SUBSEQUENT TO DECEMBER 31, 2003

         Private placement of Common Stock - In January, 2004, the Company closed a $3 million equity private placement in which an aggregate of 617,285 common shares of the Company were issued and warrants to purchase up to an aggregate of 154,320 common shares of the Company were issued to a group of institutional investors.

         Termination of joint venture - See details in Note 2.

                      [END OF AUDITED FINANCIAL STATEMENTS]

         PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR PACIFICNET INC. GIVING EFFECT TO THE ACQUISITION OF EPRO TELECOM HOLDINGS LTD., BEIJING LINKHEAD TECHNOLOGIES CO., LIMITED, GUANGZHOU YUESHEN TAIYANG TECHNOLGOY LIMITED AND CHEER ERA LIMITED.

         In December, 2003, we executed and completed the following agreements:

                  Epro Telecom Holdings Limited (Epro) - to acquire a 50% controlling interest. The total purchase price paid was approximately $3.5 million paid in cash ($500,000) and 600,000 shares of our common stock.

                  Beijing Linkhead Technologies Co., Limited (Linkhead) - to acquire a 51% ownership interest. The total purchase price paid was approximately $5 million paid in cash ($222,500) and 950,000 shares of our common stock.

         In April, 2004, we executed and completed the following agreements:

                  Guangzhou YueShen TaiYang Technology Limited (Yueshen) - to acquire a 51% controlling interest. The total purchase price paid was approximately $1.2 million paid in cash ($580,000), 106,240 shares of our common stock and a warrant to purchase up to 50,000 shares of our common stock.

                  Cheer Era Limited (Cheer Era) - to acquire a 30% ownership interest. The total purchase price paid was approximately $1.15 million paid in cash ($386,000) in cash, 149,459 shares of our common stock and a warrant to purchase up to 80,000 shares of our common stock.

         The pro forma financial information presents the historical balance sheet of PacificNet Inc. at December 31, 2003 giving effect to the acquisitions above and the pro forma historical statements of operations for the years ended December 31, 2003 and 2002 giving effect to the results of operations on a consolidated basis as if the transactions had occurred at the beginning of January 1, 2002. The results of operations represent those of Epro and Linkhead only as Cheer Era and YueShen were both newly formed in 2004. Accordingly, there is no activity for 2002 for Cheer Era and Yueshen, or for Linkhead because it was formed in late 2003.

         PACIFICNET INC. AND SUBSIDIARIES
         PRO FORMA CONSOLIDATED BALANCE SHEETS (UNAUDITED)
         (In thousands of United States dollars, except par values and share numbers)

                                                                                      DECEMBER 31, 2003
                                                                       --------------------------------------------------
                                                                                            PRO-FORMA           PRO-FORMA
                                                                       HISTORICAL          ADJUSTMENT            RESULT
                                                                       ----------          ----------            ------
       Cash and cash equivalents                                         $3,823              (1,688)(c)          $2,135
       Restricted cash - pledged bank deposit                               212                   -                 212
       Accounts Receivables (net of allowance for doubtful
          accounts of $0 as of December 31, 2003)                         1,890                   -               1,890
       Inventories                                                           76                   -                  76
       Other Current Assets                                                 286                   -                 286
                                                                         -------             -------             -------
       Total Current Assets                                               6,287              (1,688)              4,599

       Property and Equipment, net                                          466                   -                 466
       Goodwill                                                             420               4,598 (a)           5,018
                                                                         -------             -------             -------

       TOTAL ASSETS                                                      $7,173              $2,910             $10,083
                                                                         =======             =======            ========
       LIABILITIES AND STOCKHOLDERS' EQUITY
       Current Liabilities:
       Bank Line of Credit                                               $1,199                   -              $1,199
       Bank Loan                                                          1,405                   -               1,405
       Obligations under finance lease                                      152                   -                 152
       Accounts Payable                                                   1,007                   -               1,007
       Accrued Expenses                                                     360                   -                 360
       Subscription Payable                                                 722                (722)                  -
                                                                         -------             -------             -------

                                       50

                                                                                      DECEMBER 31, 2003
                                                                       --------------------------------------------------
                                                                                            PRO-FORMA           PRO-FORMA
                                                                       HISTORICAL          ADJUSTMENT            RESULT
                                                                       ----------          ----------            ------

       Total Current Liabilities                                          4,845                (722)              4,123
                                                                         -------             -------             -------

       Long-term liabilities:
       Bank Loans - non current portion                                     377                   -                 377
       Capital lease obligations - non current portion                      149                   -                 149
                                                                         -------             -------             -------

       Total Long-Term Liabilities                                          526                   -                 526
                                                                         -------             -------             -------

       Minority Interest in Consolidated Subsidiary                        (110)                  -                (110)
                                                                         -------             -------             -------

       Stockholders' Equity:
       Preferred stock, par value $0.0001, Authorized  -
          5,000,000 shares
             Issued and outstanding - none
       Common Stock, par value $0.0001, Authorized -
          125,000,000 shares
             Issued and outstanding:
               December 31, 2003 - 6,864,288 shares issued
                 and 6,064,288 shares outstanding                             1                   -                   1
               Treasury Stock, at cost (800,000)                             (5)                  -                  (5)
       Additional Paid-In Capital                                        31,790               3,543 (b)          35,333
       Cumulative Other Comprehensive Loss                                  (24)                  -                 (24)
       Accumulated Deficit                                              (29,850)                 89             (29,761)
                                                                         -------             -------             -------

       Total Stockholders' Equity                                         1,912               3,632               5,544
                                                                         =======             =======             =======

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $7,173              $2,910             $10,083
                                                                         =======             =======            ========

(a) Goodwill represents the Epro acquisition of $1,087,000, the Linkhead acquisition of $1,752,000, the Cheer Era acquisition of $1,025,000 and the Yueshen acquisition of $734,000.

(b) Adjustment gives effect to additional paid-in capital resulting from issuance of shares to Epro (200,000 shares), Linkhead (350,000 shares), Cheer Era (123,751 shares) and Yueshen (26,560 shares) of $1,000,000, $1,750,000, $639,000 and $154,000, respectively.

(c) Adjustment gives effect to cash paid for acquisition of Epro, Linkhead, Cheer Era and Yueshen of $500,000, $222,000, $386,000 and $580,000,
         respectively.


         PACIFICNET INC. AND SUBSIDIARIES
         PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
         (In thousands of United States dollars, except loss per share and share amounts)

                                           YEAR ENDED DECEMBER 31, 2003              YEAR ENDED DECEMBER 31, 2002
                                  ------------------------------------------   ------------------------------------------
                                                  PRO-FORMA       PRO-FORMA                    PRO-FORMA      PRO-FORMA
                                   HISTORICAL     ADJUSTMENT       RESULT       HISTORICAL     ADJUSTMENT       RESULT
                                  ------------   ------------   ------------   ------------   ------------   ------------
Revenues                          $     1,217    $     5,608    $     6,825    $     2,319    $     5,933    $     8,252
                                  ------------   ------------   ------------   ------------   ------------   ------------
Cost of Revenues                         (698)        (3,797)        (4,495)        (1,787)        (4,932)        (6,719)
                                  ------------   ------------   ------------   ------------   ------------   ------------
Gross Margin                              519          1,811          2,330            532          1,001          1,533
Selling, General and
    Administrative expenses            (2,758)        (1,337)        (4,095)        (2,912)        (1,299)        (4,211)
Depreciation and amortization             (76)          (316)          (392)          (264)          (442)          (706)
Provision for written off of
    fixed assets                         (208)            --           (208)            --           (268)          (268)
                                  ------------   ------------   ------------   ------------   ------------   ------------
PROFIT /(LOSS) FROM OPERATIONS         (2,523)           158         (2,365)        (2,644)        (1,008)        (3,652)
Interest Income                            27             --             27             33              2             35
Sundry income                              54             37             91             --             --             --
PROFIT / (LOSS) BEFORE INCOME
    TAXES, MINORITY INTEREST AND
    DISCONTINUED OPERATIONS            (2,442)           195         (2,247)        (2,611)        (1,006)        (3,617)
                                  ------------   ------------   ------------   ------------   ------------   ------------
Provision for income taxes                (32)           (51)           (83)            --            (64)           (64)
Provision for impairment loss
    of affiliated companies                --             --             --            (97)            --            (97)
Minority Interests                        596            (59)           537           (106)           488            382
                                  ------------   ------------   ------------   ------------   ------------   ------------
PROFIT/(LOSS)                     $    (1,878)   $        85    $    (1,793)        (2,814)          (582)        (3,396)
                                  ------------   ------------   ------------   ------------   ------------   ------------
BASIC AND DILUTED LOSS PER
    COMMON SHARE:
Profit/(Loss) from continuing
    operations                    $     (0.36)                  $     (0.31)   $     (0.67)                  $     (0.80)
BASIC AND DILUTED WEIGHTED
    AVERAGE NUMBER OF SHARES
    OUTSTANDING                     5,234,744        700,311(d)   5,759,977      4,191,816        100,000      4,266,816


(d) The increase resulted from the issuance of 200,000 shares, 350,000 shares. 123,751 shares and 26,560 shares to Epro, Linkhead, Cheer Era and Yueshen, respectively, and assumes the shares were outstanding as of the first day of the period presented, for 2003.

                         771,605 SHARES OF COMMON STOCK

                                 PACIFICNET INC.

                                   PROSPECTUS



                                APRIL ____, 2004

UNTIL _________, 2004 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 145 of the Delaware General Corporation Law allows companies to indemnify their directors and officers against expenses, judgments, fines and amounts paid in settlement under the conditions and limitations described in the law.

         The Certificate of Incorporation and By-Laws of the Registrant provide that the Registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the "DGCL"). Section 145 of the DGCL, relating to indemnification, is hereby incorporated herein by reference.

                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:

SEC Registration Fee.........................................            $559.30
Printing and Engraving Expenses..............................          $2,000.00
Legal Fees and Expenses......................................         $25,000.00
Accounting Fees and Expenses.................................         $25,000.00
                                                                      ----------

     Total...................................................         $52,559.30
                                                                      ==========

                     RECENT SALES OF UNREGISTERED SECURITIES

The following private placements of the Company's securities were made in reliance upon the exemption from registration under Section 4(2) and/or of Rule 506 of Regulation D under the Securities Act. The Company did not use underwriters in any of the following private placements.

In January 2004, the Company closed a $3 million equity private placement in which an aggregate of 617,285 shares of common stock and warrants to purchase up to an aggregate of 154,320 shares of common stock of the Company were issued to a group of institutional investors. The warrants are exercisable until January 15, 2009 at an exercise price of $7.15 per share.

On March 28 2002, the Company completed a $3,480,000 private placement by issuing 2,400,000 shares of restricted common stock at a price of $1.45 per share to Sino Mart Management Limited ("Sino Mart"), whose executive director is the father of the chairman and CEO of the Company. In addition, the Company issued Sino Mart a warrant to purchase up to an additional 600,000 shares of restricted common stock at $1.45 per share. The warrant is exercisable until April 5, 2005.

In January 2002, the Company completed a $520,000 private placement by issuing 325,000 shares of restricted common stock at a price of $1.60 per share to an individual investor, Mr. Shu Jen.

                                    EXHIBITS


EXHIBIT
NUMBER       DESCRIPTION
------       -----------

    3.1      Certificate of Incorporation**

    3.2      By-laws**

    4.1 Securities Purchase Agreement, dated as of January 15, 2004, among PacificNet Inc. and the purchasers identified therein*

    4.2 Form of Common Stock Purchase Warrant issued to each of the purchasers*

    5.1      Opinion of Loeb & Loeb LLP regarding legality of securities*

    10.1 Agreement for the Sale and Purchase of Shares in Shanghai Classic Group Limited**

    10.2     Agreement for the Sale and Purchase of Shares in Cheer Era
             Limited**

    23.1     Consent of Clancy and Co. P.L.L.C. ***

    23.3     Consent of Loeb & Loeb LLP (included in the opinion filed as
             Exhibit 5) *

    24.1 Power of Attorney (included on signature page to Registration Statement) *

----------------

         * Previously filed with Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 2, 2004.

         ** Previously filed with Amendment to Registration Statement on Form S-3 on Form SB-2 filed with the Securities and Exchange Commission on April 21, 2004.

         *** Filed herewith.

                                  UNDERTAKINGS

         Undertaking Required by Item 512 of Regulation S-B.

(a) The undersigned small business issuer hereby undertakes:

         (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) include any additional or changed material information on the plan of distribution.

         (2) That, for determining liability under the Securities Act, the undersigned small business issuer shall treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 2 to Form S-3 on Form SB-2 and has authorized this Amendment No. 2 to Form S-3 to be signed on its behalf by the undersigned in the City of Hong Kong, on April 28, 2004.

                                       PACIFICNET INC.

                                       By:  /s/ Tony Tong
                                            ------------------------------------
                                            Tony Tong,
                                            Chairman and Chief Executive Officer


         In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates stated.


        Signature                             Title                               Date
        ---------                             -----                               ----


/s/Tony Tong                   Chairman and Chief Executive                 April 28, 2004
--------------------           Officer
Tony Tong


/s/ Victor Tong                President and Director                       April 28, 2004
--------------------
Victor Tong


/s/ Shaojian Wang              Chief Financial Officer (Principal           April 28, 2004
--------------------           Accounting Officer), Vice President
Shaojian Wang                  of International Business and Director


*                              Director                                     April 28, 2004
--------------------
Richard C.H. Lo


*                              Director                                     April 28, 2004
--------------------
David Fisher


*                              Director                                     April 28, 2004
--------------------
Peter Wang


*                              Director                                     April 28, 2004
--------------------
Michael Ha


*By: /s/ Tony Tong
--------------------
         Tony Tong
         Attorney-in-fact